UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 2020

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐       No  ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐       No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐       No  ☒

Consolidated Interim Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Santiago, Chile

as of September 30, 2020, and December 31, 2019

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Financial Statements

As of September 30, 2020 (unaudited) and December 31, 2019

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Financial Statements

I.	Consolidated Interim Statements of Financial Position as of September 30, 2020 (unaudited) and December 31, 2019	1

II.	Consolidated Interim Statements of Income by Function (unaudited)	3

III.	Consolidated Interim Statements of Comprehensive Income (unaudited)	4

IV.	Consolidated Interim Statements of Changes in Equity (unaudited)	5

V.	Consolidated Interim Statements of Direct Cash Flows(unaudited)	6

VI.	Notes to the Consolidated Interim Financial Statements (unaudited)	7

Consolidated Interim Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

As of September 30, 2020 (unaudited) and December 31, 2019

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

as of September 30, 2020 (unaudited) and December 31, 2019

ASSETS	NOTE	09.30.2020	12.31.2019
		CLP (000’s)	CLP (000’s)
		(unaudited)
Current assets:
Cash and cash equivalents	4	288,598,849	157,567,986
Other financial assets	5	92,004,546	347,278
Other non-financial assets	6	18,644,025	16,188,965
Trade and other accounts receivable, net	7	143,093,403	191,077,588
Accounts receivable from related companies	12.1	12,177,773	10,835,768
Inventory	8	130,014,598	147,641,224
Current tax assets	9	4,522,330	9,815,294
Total Current Assets		689,055,524	533,474,103

Non-Current Assets:
Other financial assets	5	183,631,162	110,784,311
Other non-financial assets	6	80,074,539	125,636,150
Trade and other receivables	7	84,470	523,769
Accounts receivable from related parties	12.1	140,368	283,118
Investments accounted for under the equity method	14	88,501,937	99,866,733
Intangible assets other than goodwill	15	622,918,082	675,075,375
Goodwill	16	102,966,590	121,221,661
Property, plant and equipment	11	630,949,058	722,718,863
Deferred tax assets	10.2	1,577,731	1,364,340
Total Non-Current Assets		1,710,843,937	1,857,474,320

Total Assets		2,399,899,461	2,390,948,423

The accompanying notes 1 to 32 form an integral part of these Consolidated Interim Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Financial Position

as of September 30, 2020 (unaudited) and December 31, 2019

LIABILITIES AND EQUITY	NOTE	09.30.2020	12.31.2019
		CLP (000’s)	CLP (000’s)
		(unaudited)
LIABILITIES
Current Liabilities
Other financial liabilities	17	29,504,223	40,593,878
Trade and other accounts payable	18	171,357,001	243,700,553
Accounts payable to related parties	12.2	41,934,517	53,637,601
Provisions	19	896,664	2,068,984
Income taxes payable	9	3,056,529	6,762,267
Employee benefits current provisions	13	24,724,619	38,392,854
Other non-financial liabilities	20	4,713,808	26,502,215
Total Current Liabilities		276,187,361	411,658,352

Other financial liabilities, non-current	17	1,072,286,922	743,327,057
Accounts payable, non-current	18	297,487	619,587
Accounts payable to related companies, non-current	12.2	11,020,200	19,777,812
Other provisions, non-current	19	51,838,107	67,038,566
Deferred tax liabilities	10.2	139,578,503	169,449,747
Employee benefits non-current provisions	13	10,937,360	10,173,354
Non-Current Liabilities:		1,285,958,579	1,010,386,123

EQUITY:	21
Issued capital		270,737,574	270,737,574
Retained earnings		651,506,302	600,918,265
Other reserves		(105,074,781)	76,993,851
Equity attributable to equity holders of the parent		817,169,095	948,649,690
Non-controlling interests		20,584,426	20,254,258
Total Equity		837,753,521	968,903,948
Total Liabilities and Equity		2,399,899,461	2,390,948,423

The accompanying notes 1 to 32 form an integral part of these Consolidated Interim Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Income by Function

as of September 30, 2020 and 2019 (unaudited)

		01.01.2020	01.01.2019	07.01.2020	07.01.2019
	NOTE	09.30.2020	09.30.2019	09.30.2020	09.30.2019
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
		CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Net sales		1,196,494,539	1,225,291,733	394,054,694	406,392,750
Cost of sales	25	(721,230,340)	(733,464,065)	(239,006,573)	(248,264,915)
Gross Profit		475,264,199	491,827,668	155,048,121	158,127,835
Other income	26	8,354,863	423,482	6,426,798	165,520
Distribution expenses	25	(110,403,672)	(115,092,494)	(34,630,279)	(37,814,372)
Administrative expenses	25	(224,377,529)	(235,233,526)	(70,438,533)	(81,401,448)
Other expenses	27	(12,817,498)	(4,592,250)	(2,800,227)	(2,904,329)
Other (loss) gains	29	1,019	29	-	29
Financial income	28	10,276,366	4,551,641	1,661,554	1,706,012
Financial expenses	28	(37,538,195)	(33,718,571)	(14,051,536)	(11,412,032)
Share of profit (loss) of investments in associates and joint ventures accounted for using the equity method	14.3	1,334,757	460,339	60,117	452,454
Foreign exchange differences		(3,193,316)	(855,701)	772,027	(248,309)
Income by indexation units		(8,190,985)	(4,678,902)	(1,329,192)	204,889
Net income before income taxes		98,710,009	103,091,715	40,718,850	26,876,249
Income tax expense	10.1	(23,652,161)	(19,298,259)	(14,412,458)	(1,461,970)
Net income		75,057,848	83,793,456	26,306,392	25,414,279

Net income attributable to
Owners of the controller		74,401,027	83,335,551	25,925,317	25,320,331
Non-controlling interests		656,821	457,905	381,075	93,948
Net income		75,057,848	83,793,456	26,306,392	25,414,279

Earnings per Share, basic and diluted
Earnings per Series A Share	21.5	74.86	83.85	26.08	25.48
Earnings per Series B Share	21.5	82.34	92.23	28.69	28.02

The accompanying notes 1 to 32 form an integral part of these Consolidated Interim Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Comprehensive Income

as of September 30, 2020 and 2019 (unaudited)

	01.01.2020	01.01.2019	07.01.2020	07.01.2019
	09.30.2020	09.30.2019	09.30.2020	09.30.2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Net income
Other Comprehensive Income:	75,057,848	83,793,456	26,306,392	25,414,279
Components of other comprehensive income that will not be reclassified to net income for the period, before taxes
Actuarial Gains (losses) from defined benefit plans	(3,845)	(61,885)	(13,853)	(61,885)
Components of other comprehensive income that will be reclassified to net income for the period, before taxes
Gain (losses) from exchange rate translation differences	(191,403,078)	(79,070,406)	(81,963,280)	(30,248,229)
Gain (losses) from cash flow hedges	(73,009,858)	2,869,293	29,976,338	1,734,987
Income tax related to components of other comprehensive income that will not be reclassified to net income for the period
Income tax benefit related to defined benefit plans	1,038	16,709	3,740	16,709

Income tax related to components of other comprehensive income that will be reclassified to net income for the period
Income tax related to exchange rate translation differences	63,382,240	21,035,650	25,904,478	10,178,073
Income tax related to cash flow hedges	18,638,218	(873,116)	(8,627,321)	(419,488)
Other comprehensive income, total	(182,395,285)	(56,083,755)	(34,719,898)	32,028,725
Total comprehensive income	(107,337,437)	27,709,701	(8,413,506)	6,614,446

Total comprehensive income attributable to:
Equity holders of the controller	(107,667,605)	27,413,982	(7,986,917)	6,543,856
Non-controlling interests	330,168	295,719	(426,589)	70,590
Total comprehensive income	(107,337,437)	27,709,701	(8,413,506)	6,614,446

The accompanying notes 1 to 32 form an integral part of these Consolidated Interim Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Changes in Equity

For the periods ended September 30, 2020 and 2019 (unaudited)

		Other reserves
	Issued capital	Reserves for exchange rate differences	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling equity	Non-controlling interests	Total Equity
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Opening balance as of 01.01.2020	270,737,574	(339,076,340)	(14,850,683)	(2,230,752)	433,151,626	76,993,851	600,918,265	948,649,690	20,254,258	968,903,948
Changes in equity
Comprehensive income
Earnings	-	-	-	-	-	-	74,401,027	74,401,027	656,821	75.057.848
Other Comprehensive income	-	(127,772,614)	(54,293,211)	(2,807)	-	(182,068,632)	-	(182,068,632)	(326,653)	(182.395.285)
Comprehensive income	-	(127,772,614)	(54,293,211)	(2,807)	-	(182,068,632)	74,401,027	(107,667,605)	330,168	(107.337.437)
Dividends	-	-	-	-	-	-	(51,682,734)	(51,682,734)	-	(51,682,734)
Increase (decrease) from Other changes	-	-	-	-	-	-	27,869,744	27,869,744	-	27,869,744
Total de Changes in equity	-	(127,772,614)	(54,293,211)	(2,807)	-	(182,068,632)	50,588,037	(131,480,595)	330,168	(131,150,427)
Ending balance as of 09.30.2020	270,737,574	(466,848,954)	(69,143,894)	(2,233,559)	433,151,626	(105,074,781)	651,506,302	817,169,095	20,584,426	837,753,521

		Other reserves
	Issued capital	Reserves for exchange rate differences	Cash flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling equity	Non-controlling interests	Total Equity
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Opening balance as of 01.01.2019	270,737,574	(306,674,528)	(13,668,932)	(1,954,077)	433,151,626	110,854,089	462,221,463	843,813,126	19,901,617	863,714,743
Changes in equity
Comprehensive income
Earnings	-	-	-	-	-	-	83,335,551	83,335,551	457,905	83.793.456
Other Comprehensive income	-	(57,872,569)	1,996,176	(45,176)	-	(55,921,569)	-	(55,921,569)	(162,186)	(56.083.755)
Comprehensive income, Total	-	(57,872,569)	1,996,176	(45,176)	-	(55,921,569)	83,335,551	27,413,982	295,719	27.709.701
Dividends	-	-	-	-	-	-	(64,106,469)	(64,106,469)	(487,175)	(64,593,644)
Increase (decrease) from Other changes	-	-	-	-	-	-	36,752,186	36,752,186	-	36,752,186
Total de Changes in equity	-	(57,872,569)	1,996,176	(45,176)	-	(55,921,569)	55,981,268	59,699	(191,456)	(131,757)
Ending balance as of 09.30.2019	270,737,574	(364,547,097)	(11,672,756)	(1,999,253)	436,415,009	54,932,520	518,202,731	843,872,825	19,710,161	863,582,986

The accompanying notes 1 to 32 form an integral part of these Consolidated Interim Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Interim Statements of Direct Cash Flows

For the periods ended September 30, 2020 and 2019 (unaudited)

		01.01.2020	01.01.2019
Cash flows provided by (used in) Operating Activities	NOTE	09.30.2020 (unaudited)	09.30.2019 (unaudited)
		CLP (000’s)	CLP (000’s)
Cash flows provided by Operating Activities
Receipts from the sale of goods and the rendering of services (including taxes)		1,696,870,754	1,844,309,808
Payments for Operating Activities
Payments to suppliers for goods and services (including taxes)		(1,129,025,422)	(1,287,004,519)
Payments to and on behalf of employees		(142,433,094)	(146,308,316)
Other payments for operating activities (value-added taxes on purchases, sales and others)		(205,466,805)	(212,050,634)
Interest payments		(42,184,679)	(34,208,635)
Interest received		3,733,156	1,938,649
Income tax payments		(24,500,796)	(25,530,232)
Other cash movements (tax on bank debits Argentina and others)		(3,090,203)	(2,524,777)
Cash flows provided by (used in) Operating Activities		153,902,911	138,621,344

Cash flows provided by (used in) Investing Activities
Dividends received		724,998	246,937
Proceeds from sale of Property, plant and equipment		-	2,251
Purchase of Property, plant and equipment		(66,434,338)	(80,278,243)
Purchase of intangible assets		(112,277)	(403,115)
Payments on forward, term, option and financial exchange agreements		-	-
Collection on forward, term, option and financial exchange agreements		7,238,036	-
Other payments on the purchase of financial instruments		(91,591,894)	406,545
Net cash flows used in Investing Activities		(150,175,475)	(80,025,625)

Cash Flows generated from (used in) Financing Activities
Proceeds (payments) from short term loans		2,673,798	(14,135,734)
Lease liability payments		(3,052,018)	(1,932,523)
Dividend payments by the reporting entity		(74,154,527)	(64,108,087)
Other inflows (outflows) of cash (Placement and payment of public obligations)		213,462,801	(10,286,937)
Net cash flows (used in) generated by Financing Activities		138,930,054	(90,463,281)
Net increase in cash and cash equivalents before exchange differences		142,657,490	(31,867,562)
Effects of exchange differences on cash and cash equivalents		(10,694,947)	1,966,661
Effects of inflation in cash and cash equivalents in Argentina		(931,680)	(1,970,598)
Net increase (decrease) in cash and cash equivalents		131,030,863	(31,871,499)
Cash and cash equivalents – beginning of period	4	157,567,986	137,538,613
Cash and cash equivalents - end of period	4	288,598,849	105,667,114

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Interim Financial Statements

1 - CORPORATE INFORMATION

Embotelladora Andina S.A. RUT (Chilean Tax Id. N°) 91.144.000-8 (hereinafter “Andina,” and together with its subsidiaries, the “Company”) is an open stock corporation, whose corporate address and principal offices are located at Miraflores 9153, borough of Renca, Santiago, Chile. The Company is registered under No. 00124 of the Securities Registry and is regulated by Chile’s Financial Market Commission (hereinafter “CMF”) and pursuant to Chile’s Law 18,046 is subject to the supervision of this entity. It is also registered with the U.S. Securities and Exchange Commission (hereinafter “SEC”) and its stock is traded on the New York Stock Exchange since 1994.

The principal activity of Embotelladora Andina S.A. is to produce, bottle, commercialize and distribute the products under registered trademarks of The Coca-Cola Company (TCCC). The Company maintains operations and is licensed to produce, commercialize and distribute such products in certain territories in Chile, Brazil, Argentina and Paraguay

In Chile, the territories in which it has such a license are the Metropolitan Region; the province of San Antonio, the V Region; the province of Cachapoal including the commune of San Vicente de Tagua-Tagua, the VI Region; the II Region of Antofagasta; the III Region of Atacama, the IV Region of Coquimbo XI Region de Aysén del General Carlos Ibáñez del Campo; XII Region of Magallanes and Chilean Antarctic. In Brazil, the aforementioned license covers much of the state of Rio de Janeiro, the entire state of Espirito Santo, and part of the states of Sao Paulo and Minas Gerais. In Argentina it includes the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Ríos, as well as part of the provinces of Santa Fe and Buenos Aires, Chubut, Santa Cruz, Neuquén, Río Negro, La Pampa, Tierra del Fuego, Antarctica and South Atlantic Islands. Finally, in Paraguay the territory comprises the whole country. The bottling agreement for the territories in Chile expires in October 2023; in Argentina it expires in 2022; in Brazil it expires in 2022, and in Paraguay it expires in 2021.

Said agreements are renewable upon the request of the licensee and at the sole discretion of The Coca-Cola Company.

As of the date of these consolidated financial statements, regarding Andina’s principal shareholders, the Controlling Group holds 55.38% of the outstanding shares with voting rights, corresponding to the Series A shares. The Controlling Group is composed of the Chadwick Claro, Garcés Silva, Said Handal and Said Somavía families, who control the Company in equal parts.

These Consolidated Interim Financial Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its subsidiaries, which were approved by the Board of Directors on October 27, 2020.

2 - BASIS OF PREPARATION OF CONSOLIDATED INTERIM FINANCIAL STATEMENTS AND APPLICATION OF ACCOUNTING CRITERIA

2.1      Accounting principles and basis of preparation

The Company’s Consolidated Interim Financial Statements for the periods ended September 30, 2020 and December 31, 2019, have been prepared in accordance with International Accounting Standard N° 34 (IAS 34) incorporated in the International Financial Reporting Standards (hereinafter "IFRS") issued by the International Accounting Standards Board (hereinafter "IASB").

These Consolidated Interim Financial Statements have been prepared following the going concern principle by applying the historical cost method, with the exception, according to IFRS, of those assets and liabilities that are recorded at fair value.

These Consolidated Interim Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its Subsidiaries as of September 30, 2020 and December 31, 2019 and the results of operations for the periods between January 1 and September 30, 2020 and 2019 and July 1 and September 30, 2020 and 2019, together with the statements of changes in equity and cash flows for the periods between January 1 and September 30, 2020 and 2019.

These Consolidated Interim Financial Statements have been prepared based on the accounting records maintained by the Parent Company and by the other entities that are part of the Company and are presented in thousands of Chilean pesos (unless expressly stated) as this is the functional and presentation currency of the Company. Foreign operations are included in accordance with the accounting policies established in Notes 2.5.

2.2      Subsidiaries and consolidation

Subsidiary entities are those companies directly or indirectly controlled by Embotelladora Andina. Control is obtained when the Company has power over the investee, when it has exposure or is entitled to variable returns from its involvement in the investee and when it has the ability to use its power to influence the amount of investor returns. They include assets and liabilities, results of operations, and cash flows for the periods reported. Income or losses from subsidiaries acquired or sold are included in the Consolidated Financial Statements from the effective date of acquisition through the effective date of disposal, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The consideration transferred for the acquisition of the subsidiary is the fair value of assets transferred, equity securities issued, liabilities incurred or assumed on the date that control is obtained. Identifiable assets acquired, and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair values at the acquisition date. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Intercompany transactions, balances and unrealized gains on transactions between Group entities are eliminated. Unrealized losses are also eliminated. When necessary, the accounting policies of the subsidiaries are modified to ensure uniformity with the policies adopted by the Group.

The interest of non-controlling shareholders is presented in the consolidated statement of changes in equity and the consolidated statement of income by function under "Non-Controlling Interest" and “Earnings attributable to non-controlling interests", respectively.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows of the Company and its subsidiaries after eliminating balances and transaction among the Group’s entities, the subsidiary companies included in the consolidation are the following:

		Ownership interest
		09.30.2020			12.31.2019
Taxpayer ID	Company Name	Direct	Indirect	Total	Direct	Indirect	Total
59.144.140-K	Abisa Corp S.A.	-	99.99	99.99	-	99.99	99.99
Foreign	Aconcagua Investing Ltda.	0.70	99.28	99.98	0.70	99.28	99.98
96.842.970-1	Andina Bottling Investments S.A.	99.9	0.09	99.99	99.9	0.09	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	99.9	0.09	99.99	99.9	0.09	99.99
Foreign	Andina Empaques Argentina S.A.	-	99.98	99.98	-	99.98	99.98
96.836.750-1	Andina Inversiones Societarias S.A.	99.98	0.01	99.99	99.98	0.01	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	-	99.99	99.99	-	99.99
Foreign	Embotelladora del Atlántico S.A.	0.92	99.07	99.99	0.92	99.07	99.99
96.705.990-0	Envases Central S.A.	59.27	-	59.27	59.27	-	59.27
Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83
76.276.604-3	Red de Transportes Comerciales Ltda.	99.9	0.09	99.99	99.9	0.09	99.99
Foreign	Rio de Janeiro Refrescos Ltda.	-	99.99	99.99	-	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.9	0.09	99.99	99.9	0.09	99.99
78.861.790-9	Transportes Andina Refrescos Ltda.	99.9	0.09	99.99	99.9	0.09	99.99
96.928.520-7	Transportes Polar S.A.	99.99	-	99.99	99.99	-	99.99
76.389.720-6	Vital Aguas S.A.	66.50	-	66.50	66.50	-	66.50
93.899.000-k	Vital Jugos S.A.	15.00	50.00	65.00	15.00	50.00	65.00

2.3      Investments in associates and joint ventures

Ownership interest held by the Group in joint ventures and associates are recorded following the equity method. According to the equity method, the investment in an associate or joint venture is initially recorded at cost. As of the date of acquisition, the investment in the statement of financial position is recorded by the proportion of its total assets, which represents the Group's participation in its capital, once adjusted, where appropriate, the effect of the transactions made with the Group, plus capital gains that have been generated in the acquisition of the company.

Dividends received from these companies are recorded by reducing the value of the investment and the results obtained by them, which correspond to the Group according to its ownership, are recorded under the item “Participation in profit (loss) of associates accounted for by the equity method.”

2.3.1       Investments in Associates

Associates are all entities over which the Group exercises significant influence but does not have control. Significant influence is the power to intervene in the financial and operating policy decisions of the associate, without having control or joint control over it. The results of these associates are accounted for using the equity method. Accounting policies of the associates are changed, where necessary, to ensure conformity with the policies adopted by the Company and unrealized gains are eliminated.

2.3.2       Joint arrangements

Joint arrangements are those entities in which the Group exercises control through an agreement with other shareholders and jointly with them, that is, when decisions on their relevant activities require the unanimous consent of the parties that share control.

Depending on the rights and obligations of the parties, joint arrangements are classified as:

-	Joint venture: agreement whereby the parties exercising joint control are entitled to the net assets of the entity. Joint ventures are integrated into the consolidated financial statements by the equity method, as described above.

-	Joint operation: agreement whereby the parties exercising joint control are entitled to the assets and obligations with respect to the liabilities related to the agreement. Joint operations are consolidated by proportionally integrating the assets and liabilities affected by said operation.

To determine the type of joint agreement that derives from a contractual agreement, Group Management evaluates the structure and legal form of the agreement, the terms agreed by the parties, as well as other relevant factors and circumstances.

Embotelladora Andina does not have joint arrangements that qualify as a joint operation business.

2.4          Financial reporting by operating segment

“IFRS 8 Operating Segments” requires that entities disclose information on the results of operating segments. In general, this is information that Management and the Board of Directors use internally to assess performance of segments and allocate resources to them. Therefore, the following operating segments have been determined based on geographic location:

•	Operation in Chile
•	Operation in Brazil
•	Operation in Argentina
•	Operation in Paraguay

2.5          Functional currency and presentation currency

2.5.1       Functional currency

Items included in the financial statements of each of the entities in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of each of the Operations is the following:

Company	Functional currency

Embotelladora del Atlántico	Argentine Peso (ARS)
Embotelladora Andina	Chilean Peso (CLP)
Paraguay Refrescos	Paraguayan Guaraní (PYG)
Rio de Janeiro Refrescos	Brazil Real (BRL)

Foreign currency-denominated monetary assets and liabilities are converted to the functional currency at the spot exchange rate in effect on the closing date.

All differences arising from the liquidation or conversion of monetary items are recorded in the income statement, with the exception of the monetary items designated as part of the hedging of the Group's net investment in a business abroad. These differences are recorded under other comprehensive income until the disposal of the net investment, at which point they are reclassified to the income statement. Tax adjustments attributable to exchange differences in these monetary items are also recognized under other comprehensive income.

Non-monetary items that are valued at historical cost in a foreign currency are converted using the exchange rate in effect at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are converted using the exchange rate in effect at the date on which fair value is determined. Losses or gains arising from the conversion of non-monetary items measured at fair value are recorded in accordance with the recognition of losses or gains arising from the change in the fair value of the respective item (e.g., exchange differences arising from items whose fair value gains or losses are recognized in another overall result or in results are also recognized under comprehensive income ).

Functional currency in hyperinflationary economies

Beginning July 2018, Argentina's economy is considered as hyperinflationary, according to the criteria established in the International Accounting Standard No. 29 “Financial information in hyperinflationary economies” (IAS 29). This determination was carried out based on a series of qualitative and quantitative criteria, including an accumulated inflation rate of more than 100% for three years. In accordance with IAS 29, the financial statements of companies in which Embotelladora Andina S.A. participates in Argentina have been retrospectively restated by applying a general price index to the historical cost, in order to reflect the changes in the purchasing power of the Argentine peso, as of the closing date of these financial statements.

Non-monetary assets and liabilities were restated since February 2003, the last date an inflation adjustment was applied for accounting purposes in Argentina. In this context, it should be mentioned that the Group made its transition to IFRS on January 1, 2004, applying the attributed cost exemption for Property, plant and equipment.

For consolidation purposes in Embotelladora Andina S.A. and as a result of the adoption of IAS 29, the results and financial situation of our Argentine subsidiaries were converted to the closing exchange rate (ARS/CLP) as September 30, 2020, in accordance with IAS 21 "Effects of foreign currency exchange rate variations", when dealing with a hyperinflationary economy.

The comparative amounts in the consolidated financial statements are those that were presented as current year amounts in the relevant financial statements of the previous year (i.e., not adjusted for subsequent changes in price level or exchange rates). This results in differences between the closing net equity of the previous year and the opening net equity of the current year and, as an accounting policy option, these changes are presented as follows: (a) the re-measurement of initial balances under IAS 29 as an adjustment to equity and (b) subsequent effects, including re-expression under IAS 21 , as "Exchange rate differences in the conversion of foreign operations" under other comprehensive income.

Whereas the functional and presentation currency of Embotelladora Andina S.A. does not correspond to that of a hyperinflationary economy, according to the guidelines set out in IAS 29, the re-expression of periods is not required in the consolidated financial statements of the Group.

Inflation for the periods January to September 2020 and January to December 2019 amounted to 22.67% and 54.85%, respectively.

2.5.2	Presentation currency

The presentation currency is the Chilean peso, which is the functional currency of the parent company, for such purposes, the financial statements of subsidiaries are translated from the functional currency to the presentation currency as indicated below:

a.	Translation of financial statements whose functional currency does not correspond to hyperinflationary economies (Brazil and Paraguay)

Financial statements measured as indicated are translated to the presentation currency as follows:

•	The statement of financial position is translated to the closing exchange rate at the financial statement date and the income statement is translated at the average monthly exchange rates, the differences that result are recognized in equity under other comprehensive income.

•	Cash flow income statement are also translated at average exchange rates for each transaction.

•	In the case of the disposal of an investment abroad, the component of other comprehensive income (OCI) relating to that investment is reclassified to the income statement.

b.	Translation of financial statements whose functional currency corresponds to hyperinflationary economies (Argentina)

Financial statements of economies with a hyperinflationary economic environment, are recognized according to IAS 29 Financial Information in Hyperinflationary Economies, and subsequently converted to Chilean pesos as follows:

•	The statement of financial position sheet is translated at the closing exchange rate at the financial statements date.

•	The income statement is translated at the closing exchange rate at the financial statements date

•	The statement of cash flows is converted to the closing exchange rate at the date of the financial statements.

•	In the case of the disposal of an investment abroad, the component of other comprehensive income (OCI) relating to that investment is reclassified to the income statement.

2.5.3	Exchange rates

Exchange rates regarding the Chilean peso in effect at the end of each period are as follows:

Date	USD	BRL	ARS	PGY
09.30.2020	788.15	139.73	10.35	0.113
12.31.2019	748.74	185.76	12.50	0.116
09.30.2019	728.21	174.87	12.64	0.114

2.6	Property, plant, and equipment

The elements of Property, plant and equipment, are valued for their acquisition cost, net of their corresponding accumulated depreciation, and of the impairment losses they have experienced.

The cost of the items of Property, plant and equipment include in addition to the price paid for the acquisition: i) the financial expenses accrued during the construction period that are directly attributable to the acquisition, construction or production of qualified assets, which are those that require a substantial period of time before being ready for use, such as production facilities. The Group defines a substantial period as one that exceeds twelve months. The interest rate used is that corresponding to specific financing or, if it does not exist, the weighted average financing rate of the Company making the investment; and ii) personnel expenses directly related to the construction in progress.

Construction in progress is transferred to operating assets after the end of the trial period when they are available for use, from which moment depreciation begins.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits associated with the items of Property, plant and equipment will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Repairs and maintenance are charged to the income statement in the reporting period in which they are incurred.

Land is not depreciated since it has an indefinite useful life. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives.

The estimated useful lives by asset category are:

Assets	Range in years
Buildings	30-50
Plant and equipment	10-20
Warehouse installations and accessories	10-30
Furniture and supplies	4-5
Motor vehicles	5-7
Other Property, plant and equipment	3-8
Bottles and containers	2-8

The residual value and useful lives of Property, plant and equipment are reviewed and adjusted at the end of each fiscal year, if appropriate.

When the value of an asset is greater than its estimated recoverable amount, the value is written down immediately to its recoverable amount.

Gains and losses on disposals of property, plant, and equipment are calculated by comparing the proceeds to the carrying amount and are charged to other expenses by function or other gains, as appropriate in the statement of comprehensive income.

If there are items available for sale and comply with the conditions of IFRS 5 "Non-current assets held for sale and discontinued operations" are separated from Property, plant and equipment and are presented within current assets at the lower value between the book value and its fair value less selling costs.

2.7	Intangible assets and Goodwill

2.7.1	Goodwill

Goodwill represents the excess of the consideration transferred over the Company’s interest in the net fair value of the net identifiable assets of the subsidiary and the fair value of the non-controlling interest in the subsidiary on the acquisition date. Since goodwill is an intangible asset with indefinite useful life, it is recognized separately and tested annually for impairment. Goodwill is carried at cost less accumulated impairment losses.

Gains and losses on the sale of an entity include the carrying amount of goodwill related to that entity.

Goodwill is assigned to each cash generating unit (CGU) or group of cash-generating units, from where it is expected to benefit from the synergies arising from the business combination. Such CGUs or groups of CGUs represent the lowest level in the organization at which goodwill is monitored for internal management purposes.

2.7.2	Distribution rights

Distribution rights are contractual rights to produce and/or distribute products under the Coca-Cola brand and other brands in certain territories in Argentina, Brazil, Chile and Paraguay that were acquired during Business Combination. Distribution rights are born from the process of valuation at fair value of the assets and liabilities of companies acquired in business combinations. Distribution rights have an indefinite useful life and are not amortized, (as they are permanently renewed by The Coca-Cola Company) and therefore are subject to impairment tests on an annual basis.

2.7.3	Software

Carrying amounts correspond to internal and external software development costs, which are capitalized once the recognition criteria in IAS 38, Intangible Assets, have been met. Their accounting recognition is initially realized for their acquisition or production cost and, subsequently, they are valued at their net cost of their corresponding accumulated amortization and of the impairment losses that, if applicable, they have experienced. The aforementioned software is amortized within four years.

2.8	Impairment of non-financial assets

Assets that have an indefinite useful life, such as intangibles related to distribution rights and goodwill, are not amortized and are tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to amortization are tested for impairment whenever there is an event or change in circumstances indicating that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying value of the asset exceeds its recoverable amount. The recoverable amount is the greater of an asset’s fair value less costs to sell or its value in use.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units - CGU).

Regardless of what was stated in the previous paragraph, in the case of CGUs to which capital gains or intangible assets have been assigned with an indefinite useful life, the analysis of their recoverability is carried out systematically at the end of each fiscal year. These indications may include new legal provisions, change in the economic environment that affects business performance indicators, competition movements, or the disposal of an important part of a CGU.

Management reviews business performance based on geographic segments. Goodwill is monitored at the operating segment level that includes the different cash generating units in operations in Chile, Brazil, Argentina and Paraguay. The impairment of distribution rights is monitored geographically in the CGU or group of cash generating units, which correspond to specific territories for which Coca-Cola distribution rights have been acquired. These cash generating units or groups of cash generating units are composed of the following segments:

-	Operation in Chile (excluding the Metropolitan Region, Rancagua Province and San Antonio Province);

-	Operation in Argentina (North and South region);

-	Operation in Brazil (State of Rio de Janeiro and Espirito Santo, Ipiranga territories, investment in the Sorocaba associate and investment in the Leão Alimentos S.A. associate);

-	Operation in Paraguay

To check if goodwill has suffered a loss due to impairment of value, the Company compares the book value thereof with its recoverable value, and recognizes an impairment loss, for the excess of the asset's carrying amount over its recoverable amount. To determine the recoverable values of the CGU, management considers the discounted cash flow method as the most appropriate.

The main assumptions used in the annual test are:

a)	Discount rate

The discount rate applied in the annual test carried out in December 2019 was estimated using the CAPM (Capital Asset Pricing Model) methodology, which allows estimating a discount rate according to the level of risk of the CGU in the country where it operates. A nominal discount rate before tax is used according to the following table:

Discount rates 2019
Argentina	35.3%
Chile	8.5%
Brazil	11.4%
Paraguay	11.5%

b)	Other assumptions

The financial projections to determine the net present value of the future cash flows of the CGUs are modeled based on the main historical variables and the respective budgets approved by the CGU. In this regard, a conservative growth rate is used, which reaches 3% for the carbonated beverage category and up to 7% for less developed categories such as juices and waters. Beyond the fifth year of projection, growth perpetuity rates are established per operation ranging from 1% to 2.5% depending on the degree of maturity of the consumption of the products in each operation. In this sense, the variables with greatest sensitivity in these projections are the discount rates applied in the determination of the net present value of projected cash flows, growth perpetuities and EBITDA margins considered in each CGU.

In order to sensitize the impairment test, variations were made to the main variables used in the model. Ranges used for each of the modified variables are:

-	Discount Rate: Increase / Decrease of up to 100 bps as a value in the rate at which future cash flows are discounted to bring them to present value

-	Perpetuity: Increase / Decrease of up to 75 bps in the rate to calculate the perpetual growth of future cash flows

-	EBITDA margin: Increase / Decrease of 100 bps of EBITDA margin of operations, which is applied per year for the projected periods, that is, for the years 2020-2024

Management carries out the process of annual goodwill impairment assessments as of December 31 of each year for each CGU.

As a result of tests conducted, no signs of impairments in any of the CGUs were identified, assuming conservative EBITDA margin projections in line with market history.

Despite the deterioration in macroeconomic conditions experienced by the economies of the countries where cash-generating units operate, the impairment test resulted in recovery values higher than the book values including sensitivity calculations to which it was submitted.

During this period Company management has performed an interim analysis, where no impairment indicators have been identified.

2.9	Financial instruments

A financial instrument is any contract that results in the recognition of a financial asset in one entity and a financial liability or equity instrument in another entity.

2.9.1	Financial assets

Pursuant to IFRS 9 “Financial Instruments”, except for certain trade accounts receivable, the Group initially measures a financial asset at its fair value plus transaction costs, in the case of a financial asset that is not at fair value, reflecting changes in P&L.

According to IFRS 9, financial assets are subsequently measured at (i) fair value with changes in P&L (FVPL), (ii) amortized cost or (iii) fair value through other comprehensive income (FVOCI). The classification is based on two criteria: (a) the Group's business model for the purpose of managing financial assets to obtain contractual cash flows; and (b) if the contractual cash flows of financial instruments represent "solely payments of principal and interest” on the outstanding principal amount (the “SPPI criterion”).

The subsequent classification and measurement of the Group's financial assets are as follows:

-	Financial asset at amortized cost for financial instruments that are maintained within a business model with the objective of maintaining the financial assets to collect contractual cash flows that meet the SPPI criterion. This category includes the Group’s trade and other accounts receivable.

-	Financial assets measured at fair value with changes in other comprehensive income (FVOCI), with gains or losses recognized in P&L at the time of liquidation. Financial assets in this category correspond to the Group's instruments that meet the SPPI criterion and are kept within a business model both to collect cash flows and to sell.

Other financial assets are classified and subsequently measures as follows:

-	Equity instruments at fair value with changes in other comprehensive income (FVOCI) without recognizing earnings or losses in P&L at the time of liquidation. This category only includes equity instruments that the Group intends to keep in the foreseeable future and that the Group has irrevocably chosen to classify in this category in the initial recognition or transition.

-	Financial assets at fair value with changes in P&L (FVPL) include derivative instruments and equity instruments quoted that the Group had not irrevocably chosen to classify at FVOCI in the initial recognition or transition. This category also includes debt instruments whose cash flow characteristics do not comply with the SPPI criterion or are not kept within a business model whose objective is to recognize contractual cash flows or sale.

A financial asset (or, where applicable, a portion of a financial asset or a portion of a group of similar financial assets) is initially disposed (for example, canceled in the Group's consolidated financial statements) when:

-	The rights to receive cash flows from the asset have expired,

-	The Group has transferred the rights to receive the cash flows of the asset or has assumed the obligation to pay all cash flows received without delay to a third party under a transfer agreement; and the Group (a) has substantially transferred all risks and benefits of the asset, or (b) has not substantially transferred or retained all risks and benefits of the asset, but has transferred control of the asset.

2.9.2	Financial Liabilities

Financial liabilities are classified as a fair value financial liability at the date of their initial recognition, as appropriate, with changes in results, loans and credits, accounts payable or derivatives designated as hedging instruments in an effective coverage.

All financial liabilities are initially recognized at fair value and transaction costs directly attributable are netted from loans and credits and accounts payable.

The Group's financial liabilities include trade and other accounts payable, loans and credits, including those discovered in current accounts, and derivative financial instruments.

The classification and subsequent measurement of the Group's financial liabilities are as follows:

-	Fair value financial liabilities with changes in results include financial liabilities held for trading and financial liabilities designated in their initial recognition at fair value with changes in results. The losses or gains of liabilities held for trading are recognized in the income statement.

-	Loans and credits are valued at cost or amortized using the effective interest rate method. Gains and losses are recognized in the income statement when liabilities are disposed, as well as interest accrued in accordance with the effective interest rate method.

A financial liability is disposed of when the obligation is extinguished, cancelled or expires. Where an existing financial liability is replaced by another of the same lender under substantially different conditions, or where the conditions of an existing liability are substantially modified, such exchange or modification is treated as a disposal of the original liability and the recognition of the new obligation. The difference in the values in the respective books is recognized in the statement of income.

2.9.3	Offsetting financial instruments

Financial assets and financial liabilities are offset with the corresponding net amount presenting the corresponding net amount in the statement of financial position, if:

-	There is currently a legally enforceable right to offset the amounts recognized, and

-	It is intended to liquidate them for the net amount or to realize the assets and liquidate the liabilities simultaneously.

2.10	Derivatives financial instruments and hedging activities

The Company and its subsidiaries use derivative financial instruments to mitigate risks relating to changes in foreign currency and exchange rates associated with raw materials, and loan obligations. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value at each closing date. Derivatives are accounted as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

2.10.1	Derivative financial instruments designated as cash flow hedges

At the inception of the transaction, the group documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement within "other gains (losses)”

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when foreign currency denominated financial liabilities are translated into their functional currencies). The gain or loss relating to the effective portion of cross currency swaps hedging the effects of changes in foreign exchange rates are recognized in the consolidated income statement within "foreign exchange differences.”  When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement.

2.10.2	Derivative financial instruments not designated for hedging

The fair value of derivative financial instruments that do not qualify for hedge accounting pursuant to IFRS are immediately recognized in the income statement under "Other income and losses". The fair value of these derivatives is recorded under "other current financial assets" or "other current financial liabilities" in the statement of financial position.”

The Company does not use hedge accounting for its foreign investments.

The Company also evaluates the existence of derivatives implicitly in contracts and financial instruments as stipulated by IFRS 9 and classifies them pursuant to their contractual terms and the business model of the group. As of September 30, 2020, the Company had no implicit derivatives.

2.10.3	Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the date of the transaction. Fair value is based on the presumption that the transaction to sell the asset or to transfer the liability takes place;

-	In the asset or liability main market, or

-	In the absence of a main market, in the most advantageous market for the transaction of those assets or liabilities.

The Company maintains assets related to foreign currency derivative contracts which were classified as Other current and non-current financial assets and Other current and non-current financial liabilities, respectively, and are accounted at fair value within the statement of financial position. The Company uses the following hierarchy to determine and disclose the fair value of financial instruments with assessment techniques:

Level 1:	Quote values (unadjusted) in active markets for identical assets or liabilities

Level 2:	Valuation techniques for which the lowest level variable used, which is significant for the calculation, is directly or indirectly observable

Level 3:	Valuation techniques for which the lowest level variable used, which is significant for the calculation, is not observable.

During the reporting periods there were no transfers of items between fair value measurement categories. All of which were valued during the period using Level 2.

2.11	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on operating capacity) to bring the goods to marketable condition, but it excludes interest expense. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Spare parts and production materials are stated at the lower of cost or net realizable value.

The initial cost of inventories includes the transfer of losses and gains from cash flow hedges, recognized under other comprehensive income, related to the purchase of raw materials.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and age of the related goods.

2.12	Trade receivables

Trade accounts and other accounts receivable are measured and recognized at the transaction price at the time they are generated less the provision for expected credit losses, pursuant to the requirements of IFRS 15, since they do not have a significant financial component. The provision for expected credit losses is made applying a value impairment model based on expected credit losses for the following 12 months. The Group applies a simplified focus for trade receivables, thereby impairment is always recorded referring to expected losses during the whole life of the asset. The carrying amount of the asset is reduced by the provision of expected credit losses, and the loss is recognized in administrative expenses in the consolidated income statement by function.

2.13	Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank balances, time deposits and other short-term highly liquid and low risk of change in value investments and mutual funds with original short-term maturities equal to or less than three months from the date of acquisition.

2.14	Other financial liabilities

Resources obtained from financial institutions as well as the issuance of debt securities are initially recognized at fair value, net of costs incurred during the transaction. Then, liabilities are valued by accruing interests in order to equal the current value with the future value of liabilities payable, using the effective interest rate method.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualified assets, considered as those that require a substantial period of time in order to get ready for their forecasted use or sale, are added to the cost of those assets until the period in which the assets are substantially ready to be used or sold.

2.15	Income tax

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated based on the rules in the Income Tax Law. Subsidiaries in other countries account for income taxes according to the tax regulations of the country in which they operate.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements, using the tax rates that have been enacted or substantively enacted on the balance sheet date and are expected to apply when the deferred income tax asset is realized, or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

The Company does not recognize deferred income taxes for temporary differences from investments in subsidiaries in which the Company can control the timing of the reversal of the temporary differences and it is probable that they will not be reversed in the near future.

2.16	Employee benefits

The Company records a liability regarding indemnities for years of service that will be paid to employees in accordance with individual and collective agreements subscribed with employees, which is recorded at actuarial value in accordance with IAS 19 “Employee Benefits”.

Results from updated of actuarial variables are recorded within other comprehensive income in accordance with IAS 19.

Additionally, the Company has retention plans for some officers, which have a provision pursuant to the guidelines of each plan. These plans grant the right to certain officers to receive a cash payment on a certain date once they have fulfilled with the required years of service.

The Company and its subsidiaries have recorded a provision to account for the cost of vacations and other employee benefits on an accrual basis. These liabilities are recorded under current non-financial liabilities.

2.17	Provisions

Provisions for litigation and other contingencies are recognized when the Company has a present legal or constructive obligation as a result of past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

2.18	Leases

In accordance with IFRS 16 “Leases” Embotelladora Andina analyzes, at the beginning of the contract, the economic background of the agreement, to determine if the contract is, or contains, a lease, evaluating whether the agreement transfers the right to control the use of an identified asset for a period of time in exchange for a consideration. Control is considered to exist if the client has i) the right to obtain substantially all the economic benefits from the use of an identified asset; and ii) the right to direct the use of the asset.

The Company when operating as a lessee, at the beginning of the lease (on the date the underlying asset is available for use) records an asset for the right-of-use in the statement of financial position (under Property, plant and equipment) and a lease liability (under Other financial liabilities). This asset is initially recognized at cost, which includes: i) value of the initial measurement of the lease liability; ii) lease payments made up to the start date less lease incentives received; iii) the initial direct costs incurred; and iv) the estimation of costs for dismantling or restoration. Subsequently, the right-of-use asset is measured at cost, adjusted by any new measurement of the lease liability, less accumulated depreciation and accumulated losses due to impairment of value. The right-of-use asset is depreciated in the same terms as the rest of similar depreciable assets, if there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If such certainty does not exist, the asset depreciates at the shortest period between the useful life of the asset or the lease term.

On the other hand, the lease liability is initially measured at the present value of the lease payments, discounted at the incremental loan rate of the Company, if the interest rate implicit in the lease could not be easily determined. Lease payments included in the measurement of the liability include: i) fixed payments, less any lease incentive receivable; ii) variable lease payments; iii) residual value guarantees; iv) exercise price of a purchase option; and v) penalties for lease termination.

The lease liability is increased to reflect the accumulation of interest and is reduced by the lease payments made. In addition, the carrying amount of the liability is measured again if there is a modification in the terms of the lease (changes in the term, in the amount of payments or in the evaluation of an option to buy or change in the amounts to be paid). Interest expense is recognized as an expense and is distributed among the periods that constitute the lease period, so that a constant interest rate is obtained in each year on the outstanding balance of the lease liability.

Short-term leases, equal to or less than one year, or lease of low-value assets are excepted from the application of the recognition criteria described above, recording the payments associated with the lease as an expense in a linear manner throughout the lease term. The Company does not act as lessor.

2.19	Deposits for returnable containers

This liability comprises cash collateral, or deposit, received from customers for bottles and other returnable containers made available to them.

This liability pertains to the deposit amount that is reimbursed when the customer or distributor returns the bottles and containers in good condition, together with the original invoice. The liability is estimated based on the number of bottles given to clients and distributors, the estimated number of bottles in circulation, and a historical average weighted value per bottle or containers. Deposits for returnable containers are presented as a current liability in other financial liabilities because the Company does not have legal rights to defer settlement for a period in excess of one year. However, the Company does not anticipate any material cash settlements for such amounts during the upcoming year.

2.20	Revenue recognition

The Company recognizes revenue when control over a good or service is transferred to the client. Control refers to the ability of the client to direct the use and obtain substantially all the benefits of the goods and services exchanged. Revenue is measured based on the consideration to which it is expected to be entitled for such transfer of control, excluding amounts collected on behalf of third parties.

Management has defined the following indicators for revenue recognition, applying the five-step model established by IFRS 15 “Revenue from contracts with customers”: 1) Identification of the contract with the customer; 2) Identification of performance obligations; 3) Determination of the transaction price; 4) Assignment of the transaction price; and 5) Recognition of revenue.

All the above conditions are met at the time the products are delivered to the customer. Net sales reflect the units delivered at list price, net of promotions, discounts and taxes.

The revenue recognition criteria of the good provided by Embotelladora Andina corresponds to a single performance obligation that transfers the product to be received to the customer.

2.21	Contributions of The Coca-Cola Company

The Company receives certain discretionary contributions from The Coca-Cola Company (TCCC) mainly related to the financing of advertising and promotional programs for its products in the territories where the Company has distribution licenses. The contribution received from TCCC are recognized in net income after the conditions agreed with TCCC in order to become a creditor to such incentive have been fulfilled, they are recorded as a reduction in the marketing expenses included in the Administration Expenses account. Given its discretionary nature, the portion of contributions received in one period does not imply it will be repeated in the following period.

2.22	Dividend payments

Dividend distribution to Company shareholders is recorded as a liability in the Company’s Consolidated Financial Statements, considering the 30% minimum dividend of the period’s earnings established by Chilean Corporate Law, unless otherwise agreed in the respective meeting, by the unanimity of the issued shares.

Interim and final dividends are recorded at the time of their approval by the competent body, which in the first case is normally the Board of Directors of the Company, while in the second case it is the responsibility of General Shareholders’ Meeting.

2.23	Critical accounting estimates and judgments

The Company makes estimates and judgments concerning the future. Actual results may differ from previously estimated amounts.

In preparing the consolidated financial statements, the Company has used certain judgments and estimates made to quantify some of the assets, liabilities, income, expenses and commitments.

Following is an explanation of the estimates and judgments that might have a material impact on future financial statements.

2.23.1	Impairment of goodwill and intangible assets with indefinite useful lives

The Company tests annually whether goodwill and intangible assets with indefinite useful life (such as distribution rights) have suffered any impairment. The recoverable amounts of cash generating units are generating units are determined based on value in use calculations. The key variables used in the calculations include sales volumes and prices, discount rates, marketing expenses and other economic factors including inflation. The estimation of these variables requires a use of estimates and judgments as they are subject to inherent uncertainties; however, the assumptions are consistent with the Company’s internal planning end past results. Therefore, management evaluates, and updates estimates according to the conditions affecting the variables. If these assets are considered to have been impaired, they will be written off at their estimated fair value or future recovery value according to the discounted cash flows analysis. Discounted cash flows in the Company's cash generating units in Chile, Brazil, Argentina and Paraguay generated a higher value than the carrying values of the respective net assets, including goodwill of the Brazilian, Argentinian and Paraguayan subsidiaries.

2.23.2	Fair Value of Assets and Liabilities

IFRS requires in certain cases that assets and liabilities be recorded at their fair value. Fair value is the price that would be received for selling an asset or paid to transfer a liability in a transaction ordered between market participants at the date of measurement.

The basis for measuring assets and liabilities at fair value are their current prices in an active market. For those that are not traded in an active market, the Company determines fair value based on the best information available by using valuation techniques.

In the case of the valuation of intangibles recognized as a result of acquisitions from business combinations, the Company estimates the fair value based on the "multi-period excess earning method", which involves the estimation of future cash flows generated by the intangible assets, adjusted by cash flows that do not come from these, but from other assets. The Company also applies estimations over the period during which the intangible assets will generate cash flows, cash flows from other assets, and a discount rate.

Other assets acquired, and liabilities assumed in a business combination are carried at fair value using valuation methods that are considered appropriate under the circumstances. Assumptions include the depreciated cost of recovery and recent transaction values for comparable assets, among others. These valuation techniques require certain inputs to be estimated, including the estimation of future cash flows.

2.23.3	Allowances for doubtful accounts

The Group uses a provision matrix to calculate expected credit losses for trade receivables. Provisions are based on due days for various groups of customer segments that have similar loss patterns (i.e. by geography region, product type, customer type and rating, and credit letter coverage and other forms of credit insurance).

The provision matrix is initially based on the historically observed non-compliance rates for the Group. The Group will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. For example, if expected economic conditions (i.e. gross domestic product) are expected to deteriorate over the next year, which can lead to more non-compliances in the industry, historical default rates are adjusted. At each closing date, the observed historical default rates are updated and changes in prospective estimates are analyzed. The assessment of the correlation between observed historical default rates, expected economic conditions and expected credit losses are significant estimates.

2.23.4	Useful life, residual value and impairment of property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful lives as compared to our estimates. Whenever the Company determines that the useful life of Property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned usage of manufacturing equipment, dispensers, transportation equipment and computer software could make the useful lives of assets shorter. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of any of those assets may not be recovered. The estimate of future cash flows is based, among other factors, on certain assumptions about the expected operating profits in the future. The Company’s estimation of discounted cash flows may differ from actual cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in operating profit. If the sum of the projected discounted cash flows (excluding interest) is less than the carrying amount of the asset, the asset shall be written-off to its estimated recoverable value.

2.23.5            Liabilities for deposits of returnable container

The Company records a liability for deposits received in exchange for bottles and containers provided to its customers and distributors. This liability represents the amount of deposits that must be reimbursed if the customer or distributor returns the bottles and containers in good condition, together with the original invoice. This liability is estimated based on the number of bottles given on loan to customers and distributors, estimates of bottles in circulation and the weighted average historical cost per bottle or container. Management uses professional judgment in order to estimate this liability, including the number of bottles in circulation, the amount of deposit that must be reimbursed and the timing of disbursements.

2.24.1            New Standards, Interpretations and Amendments for annual periods beginning on or after January 1, 2020.

Standards and interpretations, as well as the improvements and amendments to IFRS, which have been issued, effective at the date of these financial statements, are detailed below.

	Standards and Interpretations	Mandatory application date
Conceptual Framework	Revised Conceptual Framework	January 1, 2020

Revised Conceptual Framework

The IASB issued a Revised Conceptual Framework in March 2018, incorporating some new concepts, providing updated definitions and recognition criterion for assets and liabilities and clarifying some important concepts. Changes in the Conceptual Framework may affect the application of IFRS when no standard applies to a given transaction or event. Application of the revised Conceptual Framework did not have significant impacts on the financial statements of the Company.

Amendments to IFRS which have been issued and are in effect beginning January 1, 2020 are detailed below:

	Amendments	Implementation date
IFRS 3	Definition of a business	January 1,2020
IAS 1 and IAS 8	Definition of material	January 1,2020
IFRS 9, IAS 39 and IFRS 7	Reference Interest Rate Reform	January 1,2020
IFRS 16	COVID-19-Related Rent Concessions	January 1,2020

IFRS 3 Business Combinations - Definition of Business

The IASB issued amendments to the definition of business in IFRS 3 Business Combinations, to help entities determine whether an acquired set of activities and assets is a business or not. The IASB clarifies the minimum requirements for defining a business, eliminates the assessment of whether market participants are able to replace any missing elements, includes guidance to help entities assess whether a process acquired is substantial, reduces the definitions of a business and products and introduces an optional fair value concentration test.

Amendments have to be applied to business combinations or asset acquisitions that occur on or after the start of the first annual reporting period beginning on or after January 1, 2020. As a result, entities do not have to review transactions that occurred in previous periods. Early application is permitted and must be disclosed.

Because the amendments apply prospectively to transactions or other events that occur on or after the date of the first application, most entities will probably not be affected by these amendments in the transition. However, those entities that consider the acquisition of a set of activities and assets after implementing the amendments must first update their accounting policies in a timely manner.

Amendments may also be relevant in other areas of IFRS (e.g. they may be relevant when a controller loses control of a subsidiary and has anticipated the sale or contribution of assets between an investor and its associate or joint venture) (Amendments to IFRS 10 and IAS 28).

Company management performs the impact assessment of the previously mentioned amendments once these types of transactions take place.

IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Material

In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, changes in accounting estimates and errors, to align the definition of "material" in all standards and to clarify certain aspects of the definition. The new definition states that information is material if when omitted, misstated, or reasonably hidden could be expected to influence decisions that primary users of general-purpose of the financial statements make based on those financial statements, which provide financial information about a specific reporting entity.

Amendments should be applied prospectively. Early application is permitted and must be disclosed.

While amendments to the definition of material are not expected to have a significant impact on an entity's financial statements, the introduction of the term "hide" in the definition could impact the way materiality judgments are made, increasing the importance of how information is communicated and organized in the financial statements.

Company management performs the impact assessment of the previously mentioned amendments once these types of transactions take place.

IFRS 9, IAS 39 and IFRS 7 Reference Interest Rate Reform

In September 2019, the IASB issued amendments to IFRS 9, IAS 39 and IFRS 7, which concludes the first stage of its work to respond to the effects of the reform of interbank offer rate (IBOR) in financial information. The amendments provide temporary exceptions that allow hedge accounting to continue during the uncertain period, prior to replacing existing benchmark interest rates with near-risk free alternative interest rates.

Amendments should be applied retrospectively. However, any hedge relationship that has previously been discontinued cannot be reinstated with the application of these amendments, nor can a hedge relationship be designated using the retrospect reasoning benefit. Early application is permitted and must be disclosed.

The Company will perform an impact assessment of the amendment once it takes effect.

IFRS 16 COVID-19-Related Rent Concessions

In May 2020, the IASB issued an amendment to IFRS 16 Leases to provide relief for lessees in the application of IFRS 16 guidance regarding lease modifications due to rent concessions occurring as a direct consequence of the Covid-19 pandemic. The amendment does not affect lessors.

As a practical solution, a lessee may choose not to assess whether the Covid-19-related rent reduction granted by a lessor is a modification of the lease. A lessee making this choice will recognize changes in lease payments from Covid-19-related rent reductions in the same way as it would recognize the change under IFRS 16 as if such a change was not a modification of the lease.

A lessee shall apply this practical solution retroactively, recognizing the cumulative effect of the initial application of the amendment as an adjustment in the initial balance of accumulated results (or another component of equity, as appropriate) at the beginning of the annual reporting period in which the lessee first applies the amendment.

A lessee will apply this amendment for annual periods beginning on or after September 1, 2020. Early application is permitted, including in the financial statements not authorized for publication as of May 28, 2020.

Company management has not implemented this amendment because it has no Covid-19-related lease modifications.

2.24.2             New Accounting Standards, Interpretations and Amendments with effective application for annual periods beginning on or after January 1, 2020.

Standards and interpretations, as well as IFRS amendments, which have been issued, but have still not become effective as of the date of these financial statements are set forth below. The Company has not made an early adoption of these standards.

	Standards and Interpretations	Mandatory application date
IFRS 17	Insurance Contracts	January 1, 2021

IFRS 17 - Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts, a new accounting standard for insurance contracts that covers recognition, measurement, presentation and disclosure. Once it enters into force it will replace IFRS 4 Insurance Contracts issued in 2005. The new rule applies to all types of insurance contracts, regardless of the type of entity that issues them.

In June 2019, the IASB issued a draft IFRS 17 standard with proposed amendments. The IASB proposed 12 specific amendments in eight areas, which includes deferring the application date of IFRS 17 for two years, including two additional years of deferral for the application of IFRS 9 to qualified insurance entities (i.e. qualified insurers may apply IFRS 17 and IFRS 9 for the first time in periods beginning on or after January 1, 2023).

In March 2020, the IASB completed its deliberations on the draft IFRS 17 standard and aims to. issue the amendments by mid-2020.

Amendments to IFRS that have been issued to become effective in the near future are detailed below.

	Amendments	Date of application
IAS 1	Classification of liabilities as currents or non-current	January 1, 2021
IFRS 3	Reference to the Conceptual Framework	January 1, 2022
IAS 16	Property, Plant and Equipment — Proceeds before Intended Use	January 1, 2022
IAS 37	Onerous Contracts—Cost of Fulfilling a Contract	January 1, 2022
IFRS 10 and IAS 28	Consolidated Financial Statements - sale or contribution of assets between an investor and its associate or joint venture	To be determined

IAS 1 Presentation of Financial Statements - Classification of liabilities as current or non-current

In June 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify requirements for the classification of liabilities as current or non-current.

The amendments are effective for periods beginning on or after January 1, 2022. Entities should carefully consider whether there are any aspects of the amendments suggesting that the terms of their existing loan agreements should be renegotiated. In this context, it is important to stress that amendments must be implemented retrospectively

IFRS 3 Reference to the Conceptual Framework

In May 2020, the IASB issued amendments to IFRS 3 Business Combinations – Reference to the Conceptual Framework. These amendments are intended to replace the reference to an earlier version of the IASB Conceptual Framework (1989 Framework) with a reference to the current version issued in March 2018 without significantly changing its requirements.

The amendments shall be effective for periods beginning on or after January 1, 2022 and should be applied retrospectively. Early application is permitted if, at the same time or before, an entity also applies all amendments contained in the amendments to the Conceptual Framework References of the IFRS Standards issued in March 2018.

The amendments will provide consistency in financial information and avoid potential confusion by having more than one version of the Conceptual Framework in use.

IAS 16 Property, Plant and Equipment — Proceeds before Intended Use

The amendment prohibits deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss for the period, pursuant to applicable standards.

The amendment shall be effective for periods beginning on or after January 1, 2022. The amendment should be applied retrospectively only property, plant and equipment items available for use on or after the beginning of the first period presented in the financial statements in which the entity first applies the amendment.

IAS 37 Onerous Contracts—Cost of Fulfilling a Contract

In May 2020, the IASB issued amendments to IAS 37 Provisions, Contingent Liabilities, and Contingent Assets to specify the costs an entity needs to include when assessing whether a contract is onerous, or it generates losses.

The amendment shall be effective for periods beginning on or after January 1, 2022. The amendment should be applied retrospectively to existing contracts at the beginning of the annual reporting period in which the entity first applies the amendment (date of initial application). Early application is permitted and must be disclosed.

The amendments are intended to provide clarity and help ensure consistent implementation of the standard. Entities that previously applied the incremental cost approach will see an increase in provisions to reflect the inclusion of costs directly related to contract activities, while entities that previously recognized contractual loss provisions using the guidance to the previous standard, IAS 11 Construction Contracts, should exclude the allocation of indirect costs from their provisions.

IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures – sale or contribution of assets between an investor and its associate or joint venture

Amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures (2011) address a recognized inconsistency between IFRS 10 requirements and IAS 28 (2011) requirements in the treatment of the sale or contribution of assets between an investor and its associate or joint venture. The amendments, issued in September 2014, state that when the transaction involves a business (whether it is in a subsidiary or not) all gains, or losses generated are recognized. A partial gain or loss is recognized when the transaction involves assets that do not constitute a business, even when the assets are in a subsidiary. The mandatory implementation date of these amendments is yet to be determined because the IASB is awaiting the results of its research project on accounting according to the equity method of accounting. These amendments must be applied retrospectively, and early adoption is allowed, which must be disclosed.

Company management will perform an impact assessment of the above described amendments once they become effective.

3 – FINANCIAL REPORTING BY SEGMENT

The Company provides financial information by segments according to IFRS 8 “Operating Segments,” which establishes standards for reporting by operating segment and related disclosures for products and services, and geographic areas.

The Company’s Board of Directors and Management measures and assesses performance of operating segments based on the operating income of each of the countries where there are Coca-Cola franchises.

The operating segments are determined based on the presentation of internal reports to the Company´s chief strategic decision-maker. The chief operating decision-maker has been identified as the Company´s Board of Directors who makes the Company’s strategic decisions.

The following operating segments have been determined for strategic decision making based on geographic location:

•	Operation in Chile

•	Operation in Brazil

•	Operation in Argentina

•	Operation in Paraguay

The four operating segments conduct their businesses through the production and sale of soft drinks and other beverages, as well as packaging materials.

Expenses and revenue associated with the Corporate Officer were assigned to the operation in Chile in the soft drinks segment because Chile is the country that manages and pays the corporate expenses, which would also be substantially incurred, regardless of the existence of subsidiaries abroad.

Total revenues by segment include sales to unrelated customers and inter-segments, as indicated in the consolidated statement of income of the Company.

A summary of the Company’s operating segments in accordance to IFRS is as follows:

For the period ended September 30, 2020	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated total
Net sales	427,383,771	240,625,578	419,338,276	111,170,417	(2,023,503)	1,196,494,539
Cost of sales	(258,368,050)	(130,813,108)	(272,000,912)	(62,071,773)	2,023,503	(721,230,340)
Distribution expenses	(42,443,453)	(36,234,556)	(25,461,889)	(6,263,774)	-	(110,403,672)
Administrative expenses	(87,898,781)	(54,880,684)	(63,952,875)	(17,645,189)	-	(224,377,529)
Finance income	2,959,404	625,078	6,486,877	205,007	-	10,276,366
Financial expense	(15,711,871)	(506,002)	(21,320,322)	-	-	(37,538,195)
Financial expenses, net (*)	(12,752,467)	119,076	(14,833,445)	205,007	-	(27,261,829)
Share of entity in income of associates accounted for using the equity method, total	(234,114)	-	1,568,871	-	-	1,334,757
Income tax expense	(3,337,613)	(5,564,672)	(12,478,954)	(2,270,922)	-	(23,652,161)
Other income(expenses)	(12,168,283)	(5,596,373)	1,455,004	463,735	-	(15,845,917)
Net income of the segment reported	10,181,010	7,655,261	33,634,076	23,587,501	-	75,057,848

Depreciation and amortization	33,630,646	18,106,939	21,310,276	7,872,101	-	80,919,962

Current assets	462,181,913	58,213,505	120,734,644	47,925,462	-	689,055,524
Non-current assets	642,358,082	161,318,859	668,683,633	238,483,363	-	1,710,843,937
Segment assets, total	1,104,539,995	219,532,364	789,418,277	286,408,825	-	2,399,899,461

Carrying amount in associates and joint ventures accounted for using the equity method, total	49,756,624	-	38,745,313	-	-	88,501,937

Segment disbursements of non-monetary assets	34,056,721	10,522,297	13,152,821	8,702,499	-	66,434,338

Current liabilities	115,538,971	53,826,090	76,923,732	29,898,568	-	276,187,361
Non-current liabilities	772,079,705	13,122,658	484,999,292	15,756,924	-	1,285,958,579
Segment liabilities, total	887,618,676	66,948,748	561,923,024	45,655,492	-	1,561,992,640

Cash flows (used in) provided by in Operating Activities	114,817,334	4,673,673	13,634,875	20,777,029	-	153,902,911
Cash flows (used in) provided by Investing Activities	(117,685,581)	(10,634,574)	(13,152,821)	(8,702,499)	-	(150,175,475)
Cash flows (used in) provided by Financing Activities	142,553,033	(397,189)	(2,898,723)	(327,067)	-	138,930,054

(*) Financial expenses associated with external financing for the acquisition of companies, including capital contributions among others, are also presented in this item.

For the period ended September 30, 2019	Chile Operation	Argentina Operation	Brazil Operation	Paraguay Operation	Intercompany Eliminations	Consolidated total
Net sales	431,157,885	251,532,047	435,564,575	108,786,441	(1,749,215)	1,225,291,733
Cost of sales	(260,663,538)	(136,928,396)	(274,040,025)	(63,581,321)	1,749,215	(733,464,065)
Distribution expenses	(42,810,868)	(35,145,468)	(31,038,699)	(6,097,459)	-	(115,092,494)
Administrative expenses	(89,080,461)	(57,415,142)	(71,635,015)	(17,102,908)	-	(235,233,526)
Finance income	1,097,638	735,061	2,573,634	145,308	-	4,551,641
Financial expense	(9,907,511)	(261,941)	(23,549,119)	-		(33,718,571)
Financial expenses, net (*)	(8,809,873)	473,120	(20,975,485)	145,308	-	(29,166,930)
Share of entity in income of associates accounted for using the equity method, total	(423,750)	-	884,089	-	-	460,339
Income tax expense	(3,890,673)	(2,962,561)	(8,975,806)	(3,469,219)	-	(19,298,259)
Other income(expenses)	(7,697,334)	(655,877)	(1,101,545)	(248,586)		(9,703,342)
Net income of the segment reported	17,781,388	18,897,723	28,682,089	18,432,256	-	83,793,456

Depreciation and amortization	34,819,474	16,226,279	21,964,847	7,126,796	-	80,137,396

Current assets	197,119,360	52,664,162	135,809,581	40,406,954	-	426,000,057
Non-current assets	657,237,745	147,497,851	674,810,194	239,327,605		1,718,873,395
Segment assets, total	854,357,105	200,162,013	810,619,775	279,734,559	-	2,144,873,452

Carrying amount in associates and joint ventures accounted for using the equity method, total	50,021,310	-	51,604,789	-	-	101,626,099

Segment disbursements of non-monetary assets	43,076,394	15,358,096	13,653,663	8,190,090	-	80,278,243

Current liabilities	156,515,750	47,311,874	101,267,128	30,320,723	-	335,415,475
Non-current liabilities	480,365,721	13,914,220	435,662,089	15,932,961	-	945,874,991
Segment liabilities, total	636,881,471	61,226,094	536,929,217	46,253,684	-	1,281,290,466

Cash flows (used in) provided by in Operating Activities	79,047,869	9,997,480	38,443,743	11,132,252	-	138,621,344
Cash flows (used in) provided by Investing Activities	(42,421,162)	(15,760,710)	(13,653,663)	(8,190,090)	-	(80,025,625)
Cash flows (used in) provided by Financing Activities	(74,504,117)	157,403	(15,881,042)	(235,525)	-	(90,463,281)

(*) Financial expenses associated with external financing for the acquisition of companies, including capital contributions among others, are also presented in this item.

4 – CASH AND CASH EQUIVALENTS

The composition of Cash and cash equivalents is as follows:

By item	09.30.2020	12.31.2019
	CLP (000’s)	CLP (000’s)
Cash	334,777	2,331,714
Bank balances	54,718,443	51,176,617
Other fixed rate instruments	233,545,629	104,059,655
Total cash and cash equivalents	288,598,849	157,567,986

Time deposits expire in less than three months from their acquisition date and accrue market interest for this type of short-term investment. Other fixed-income instruments mainly correspond to purchase transactions with the resale of debt instruments with a maturity of less than 90 days, from the date of investment. There are no restrictions for significant amounts available to cash.

By currency	09.30.2020	12.31.2019
	CLP (000’s)	CLP (000’s)
USD	36,750,584	16,733,249
EUR	531,023	9,722
ARS	1,389,522	3,830,199
CLP	196,503,395	78,420,966
PGY	20,985,445	12,383,873
BRL	32,438,880	46,189,977
Cash and cash equivalents	288,598,849	157,567,986

5 – OTHER CURRENT AND NON-CURRENT FINANCIAL ASSETS

The composition of other financial assets is as follows:

	Balance
	Current		Non-current
Other financial assets	09.30.2020	12.31.2019	09.30.2020	12.31.2019
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Financial assets measured at amortized cost (1)	91,329,907	30,073	1,216,865	1,216,865
Financial assets at fair value (2)	674,639	317,205	171,642,176	98,918,457
Other financial assets measured at amortized cost (3)	-	-	10,772,121	10,648,989
Total	92,004,546	347,278	183,631,162	110,784,311

(1)	Financial instrument that does not meet the definition of cash equivalents as defined in Note 2.13.
(2)	Market value of hedging instrument. See detail in Note 22
(3)	Correspond to the rights in the Argentinean company Alimentos de Soya S.A., which are framed in the purchase of the "AdeS" brand managed by The Coca-Cola Company at the end of 2016.

6 – OTHER CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Balance
	Current		Non-current
Other non-financial assets	09.30.2020	12.31.2019	09.30.2020	12.31.2019
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Prepaid expenses	11,894,131	11,242,456	368,542	595,045
Tax credit remainder (1)	413,036	180,695	62,480,914	103,540,639
Guaranty deposit	350	422	-	-
Deposit in courts	-	-	15,072,189	19,226,030
Others (2)	6,336,508	4,765,392	2,152,894	2,274,436
Total	18,644,025	16,188,965	80,074,539	125,636,150

(1) In November 2006, Rio de Janeiro Refrescos Ltda. ("RJR") filed a court order No. 0021799-23.2006.4.02.5101 seeking recognition of the right to exclude ICMS (Tax on Commerce and Services) from the PIS (Program of Social Integration) and COFINS (Contribution for the Financing of Social Security) calculation base, as well as recognition of the right to obtain reimbursement of amounts unduly collected since November 14, 2001, duly restated using the Selic interest rate. On May 20, 2019, the ruling favoring RJR became final, allowing the recovery of amounts overpaid from November 14, 2001 to August 2017. It is worth noting that in September 2017, RJR had already obtained a Security Mandate, which granted it the right to exclude, from that date, the ICMS from the PIS and COFINS calculation base.

The company took steps to assess the total amount of the credit at issue for the period of unduly collection of taxes from November 2001 to August 2017, totaling CLP 103,540 million (BRL 567 million, of which BRL 357 million corresponds to capital and BRL 210 million to interest and monetary restatement. These amounts were recorded as of December 31, 2019. In addition, the company acknowledged the indirect costs (attorneys' fees, consulting, auditing, indirect taxes and other obligations) resulting from the recognition of the right acquired in court, totaling BRL 161 million.

The payment of income tax occurs when liquidating the credit, therefore the respective deferred tax liability recorded was CLP 25,200 million (BRL 138 million).

Compañía de Bebidas Ipiranga ("CBI") acquired in September 2013, also filed a court order No. 0014022-71.2000.4.03.6102 in order to recognize the same issue as the one previously described for RJR. In September 2019, the ruling favoring CBI became final, allowing the recovery of the amounts overpaid from September 12, 1990 to December 1, 2013 (date when CBI was incorporated by RJR). CBI's credit will be generated in the name of RJR, however, pursuant to the contractual clause ("Subscription Agreement for Shares and Exhibits"), as soon as collected by RJR, this payment should be immediately paid to former CBI shareholders (supervention favoring former CBI shareholders).

In addition, RJR has an associate called Sorocaba Refrescos SA ("Sorocaba"), where it has a 40% shareholding in the capital, which also filed a court order seeking recognition of the right to the same issue as RJR's action. On June 13, 2019, the ruling favoring Sorocaba became final, allowing the recovery of the amounts overpaid from July 5, 1992 until the date on which the decision became final. As of September 30, 2020 the impacts were recognized under RJR’s results derived from its participation in Sorocaba.

Based on the information available for the CBI lawsuits, the Company concluded that there was not enough documentary support to say that the credit is almost certain for the tax authorities and therefore, did not record the respective asset in the booking accounts.

(2)        Other non-financial assets are mainly composed of advances to suppliers

7 – TRADE AND OTHER RECEIVABLES

The composition of trade and other receivables is as follows:

	Balance
	Current		Non-current
Trade debtors and other accounts receivable, Net	09.30.2020	12.31.2019	09.30.2020	12.31.2019
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Trade debtors	98,257,387	150,509,528	50,486	-
Other debtors	42,737,911	39,620,246	32,398	466,007
Other accounts receivable	2,098,105	947,814	1,586	57,762
Total	143,093,403	191,077,588	84,470	523,769

	Balance
	Current		Non-current
Trade debtors and other accounts receivable, Gross	09.30.2020	12.31.2019	09.30.2020	12.31.2019
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Trade debtors	102,954,206	153,654,549	50,486	-
Other debtors	45,752,760	42,719,679	32,398	466,007
Other accounts receivable	2,346,231	1,196,347	1,586	57,762
Total	151,053,197	197,570,575	84,470	523,769

The stratification of the portfolio is as follows:

	Balance
Current trade debtors without impairment impact	09.30.2020 CLP (000’s)	12.31.2019 CLP (000’s)
Less than one month	94,726,778	148,150,717
Between one and three months	1,507,112	1,872,144
Between three and six months	3,044,197	838,277
Between six and eight months	1,097,128	482,596
Older than eight months	2,629,477	2,310,815
Total	103,004,692	153,654,549

The Company has approximately 266,000 clients, which may have balances in the different sections of the stratification. The number of clients is distributed geographically with 64,000 in Chile, 85,000 in Brazil, 59,000 in Argentina and 58,000 in Paraguay.

The movement in the allowance for expected credit losses is presented below:

	09.30.2020	12.31.2019
	CLP (000’s)	CLP (000’s)
Opening balance	6,492,987	6,298,208
Increase (decrease)	2,685,162	1,762,246
Provision reversal	(1,027,218)	(1,184,953)
Increases (decrease) for changes of foreign currency	(191,137)	(382,514)
Sub – total movements	1,466,807	194,779
Ending balance	7,959,794	6,492,987

8 – INVENTORIES

The composition of inventories is detailed as follows:

Details	09.30.2020	12.31.2019
	CLP (000’s)	CLP (000’s)
Raw materials (1)	82,275,328	93,524,911
Finished goods	26,045,115	32,337,670
Spare parts and supplies	20,584,392	20,769,626
Work in progress	113,929	567,973
Other inventories	3,485,810	3,625,488
Obsolescence provision (2)	(2,489,976)	(3,184,444)
Total	130,014,598	147,641,224

The cost of inventory is recognized as cost of sales which amounts to CLP 721,230,340 thousand and CLP 733,464,065 thousand as of September 30, 2020 and 2019, respectively.

(1)	Approximately 80% is composed of concentrate and sweeteners used in the preparation of beverages, as well as caps and PET supplies used in the packaging of the product.

(2)	The obsolescence provision is related mainly with the obsolescence of spare parts classified as inventories and to a lesser extent to finished products and raw materials. The general standard is to provision all those multi-functional spare parts without utility in rotation in the last four years prior to the technical analysis technical to adjust the provision. In the case of raw materials and finished products, the obsolescence provision is determined according to maturity.

9 – TAX ASSETS AND LIABILITIES

The composition of current tax accounts receivable is the following:

Tax assets	09.30.2020	12.31.2019
	CLP (000’s)	CLP (000’s)
Tax credits (1)	4,522,330	9,815,294
Total	4,522,330	9,815,294

(1) Tax credits correspond to income tax credits on training expenses, purchase of Property, plant and equipment, and donations.

The composition of current tax accounts payable is the following:

Tax liabilities	09.30.2020	12.31.2019
	CLP (000’s)	CLP (000’s)
Income tax expense	3,056,529	6,762,267
Total	3,056,529	6,762,267

10 – INCOME TAX EXPENSE AND DEFERRED TAXES

10.1 Income tax expense

The current and deferred income tax expenses are detailed as follows:

Details	09.30.2020	09.30.2019
	CLP (000’s)	CLP (000’s)
Current income tax expense	26,181,930	16,925,455
Current tax adjustment previous period	178,967	170,666
Foreign dividends withholding expense	4,930,994	3,048,776
Other current tax expense (income)	(815,797)	(287,627)
Current income tax expense	30,476,094	19,857,270
Expense (income) for the creation and reversal of temporary differences of deferred tax and others	(6,823,933)	(559,011)
Expense (income) for deferred taxes	(6,823,933)	(559,011)
Total income tax expense	23,652,161	19,298,259

The distribution of national and foreign tax expenditure is as follows:

Income taxes	09.30.2020	09.30.2019
	CLP (000’s)	CLP (000’s)
Current taxes
Foreign	(24,964,871)	(12,608,675)
National	(5,511,223)	(7,248,595)
Current tax expense	(30,476,094)	(19,857,270)
Deferred taxes
Foreign	4,650,324	(2,798,911)
National	2,173,609	3,357,922
Deferred tax expense	6,823,933	559,011
Income tax expense	(23,652,161)	(19,298,259)

The reconciliation of the tax expense using the statutory rate with the tax expense using the effective rate is as follows:

Reconciliation of effective rate	09.30.2020	09.30.2019
	CLP (000’s)	CLP (000’s)
Net income before taxes	98,710,009	103,091,715
Tax expense at legal rate (27.0%)	(26,651,702)	(27,834,763)
Effect of a different tax rate in other jurisdictions	791,667	615,763
Permanent differences:
Non-taxable revenues	(311,490)	7,295,554
Non-deductible expenses	(76,373)	(3,832,545)
Foreign subsidiaries tax withholding expense and other legal tax debits and credits	2,595,737	4,457,732
Adjustments to tax expense	2,207,874	7,920,741
Tax expense at effective rate	(23,652,161)	(19,298,259)
Effective rate	23.9%	18.7%

The applicable income tax rates in each of the jurisdictions where the Company operates are the following:

	Rate
Country	2020	2019
Chile	27.0%	27.0%
Brazil	34.0%	34.0%
Argentina	30.0%	30.0%
Paraguay	10.0%	10.0%

10.2            Deferred income taxes

The net cumulative balances of temporary differences that give rise to deferred tax assets and liabilities are detailed as follows:

	09.30.2020		12.31.2019
Temporary differences	Assets	Liabilities	Assets	Liabilities
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Property, plant and equipment	5,479,966	45,176,151	5,445,810	51,414,971
Obsolescence provision	1,270,515	-	1,588,563	-
ICMS exclusion credit	-	19,877,535	-	25,651,794
Employee benefits	2,339,668	7,646	5,418,561	12,157
Post-employment benefits	137,929	1,025,603	148,853	787,576
Tax loss carry forwards (1)	24,407,133	-	7,607,813	-
Tax goodwill Brazil	3,358,024	-	10,341,033	-
Contingency provision	25,611,022	-	34,109,458	-
Foreign Exchange differences (2)	10,117,935	-	9,284,450	-
Allowance for doubtful accounts	1,038,152	-	756,895	-
Assets and liabilities for placement of bonds	381,233	2,560,703	390,163	1,187,649
Lease liabilities	1,595,344	-	2,242,439	-
Inventories	399,488	-	447,192	-
Distribution rights	-	145,762,720	-	163,107,412
Hedging derivatives	-	750,714	-	-
Others	8,614,767	7,590,877	-	3,705,078
Subtotal	84,751,176	222,751,949	77,781,230	245,866,637
Total assets and liabilities net	1,577,730	139,578,503	1,364,340	169,449,747

(1)	Tax losses mainly associated with the subsidiary Embotelladora Andina Chile S.A. Tax losses have no expiration date in Chile
(2)	Corresponds to differed taxes for exchange rate differences generated on the translation of debt expressed in foreign currency in the subsidiary Rio de Janeiro Refrescos Ltda. and which for tax purposes are recognized in Brazil then incurred.

The movement in deferred income tax accounts is as follows:

Movement	09.30.2020	12.31.2019
	CLP (000’s)	CLP (000’s)
Opening Balance	168,085,407	145,245,948
Increase (decrease) in deferred tax	(16,937,360)	20,905,005
Increase (decrease) due to foreign currency translation (*)	(13,147,274)	1,934,454
Total movements	(30,084,634)	22,839,459
Ending balance	138,000,773	168,085,407

(*) Includes IAS 29 effect, due to inflation in Argentina

11 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are detailed below at the end of each period:

Property, plant and equipment, gross	09.30.2020	12.31.2019
	CLP (000’s)	CLP (000’s)
Construction in progress	29,642,822	27,290,581
Land	96,143,979	104,196,754
Buildings	272,413,395	299,282,674
Plant and equipment	535,243,467	571,154,695
Information technology equipment	23,979,136	23,912,963
Fixed installations and accessories	47,241,814	46,062,659
Vehicles	46,870,839	55,128,493
Leasehold improvements	161,447	214,886
Rights of use (1)	57,022,114	40,498,400
Other properties, plant and equipment (2)	418,676,221	452,600,945
Total Property, plant and equipment, gross	1,527,395,234	1,620,343,050

Accumulated depreciation of Property, plant and equipment	09.30.2020	12.31.2019
	CLP (000’s)	CLP (000’s)
Buildings	(86,604,036)	(87,308,899)
Plant and equipment	(382,221,899)	(385,801,471)
Information technology equipment	(19,584,220)	(18,911,118)
Fixed installations and accessories	(28,747,204)	(26,219,378)
Vehicles	(29,534,117)	(33,167,346)
Leasehold improvements	(141,706)	(144,865)
Rights of use (1)	(34,376,489)	(8,254,568)
Other properties, plant and equipment (2)	(315,236,505)	(337,816,542)
Total accumulated depreciation	(896,446,176)	(897,624,187)

Total Property, plant and equipment, net	630,949,058	722,718,863

(1) For adoption of IFRS 16. See details of underlying assets in Note 11.1

(2) The net balance of each of these categories is presented below:

Other Property, plant and equipment, net	09.30.2020	12.31.2019
	CLP (000’s)	CLP (000’s)
Bottles	40,932,445	44,071,742
Marketing and promotional assets	51,067,978	57,442,154
Other Property, plant and equipment	11,439,293	13,270,507
Total	103,439,716	114,784,403

11.1	Movements

Movements in Property, plant and equipment are detailed as follows:

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Others	Right-of-use, net	Property, plant & equipment, net
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Opening balance at January 1, 2020	27,290,581	104,196,754	211,973,775	185,353,224	5,001,845	19,843,281	21,961,147	70,021	114,784,403	32,243,832	722,718,863
Additions	21,082,339	-	823,197	5,353,869	103,637	(1,313)	1,469,785	-	21,739,336	-	50,570,850
Additions right-of-use (1)	-	-	-	-	-	-	-	-	-	573,077	573,077
Divestitures	-	-	(164,168)	(1,163,670)	(990)	-	(13,086)	-	(3,148,942)	(29,056)	(4,519,912)
Transfers between items of Property, plant and equipment	(14,925,168)	-	1,394,252	4,204,155	780,896	801,231	997,580	-	6,631,227	115,827	-
Right-of-use transfers	(135,054)	-	-	-	-	-	-	-	-	135,054	-
Depreciation expense	-	-	(5,761,313)	(26,665,470)	(1,558,751)	(2,326,214)	(4,270,154)	(39,979)	(31,929,791)	-	(72,551,672)
Amortization	-	-	-	-	-	-	-	-	-	(6,068,201)	(6,068,201)
Increase (decrease) to due foreign currency translation differences	(1,182,957)	(8,114,004)	(23,711,549)	(13,025,768)	(573,259)	115,285	(2,622,604)	(10,350)	(4,936,520)	(4,314,706)	(58,376,432)
Other increases (decreases) (2)	(2,486,919)	61,229	1,255,165	(1,034,772)	641,538	62,340	(185,946)	49	300,003	(10,202)	(1,397,515)
Total movements	2,352,241	(8,052,775)	(26,164,416)	(32,331,656)	(606,929)	(1,348,671)	(4,624,425)	(50,280)	(11,344,687)	(9,598,207)	(91,769,805)
Ending balance al 09.30.2020	29,642,822	96,143,979	185,809,359	153,021,568	4,394,916	18,494,610	17,336,722	19,741	103,439,716	22,645,625	630,949,058

(1)	For IFRS 16 adoption. See detail of underlying assets in Note 11.1

(2)	Corresponds mainly to the effect of adopting IAS 29 in Argentina

Right of use assets as of September 30, 2020 is composed as follows:

Right-of-use	Gross asset	Accumulated depreciation	Net asset
	CLP (000’s)	CLP (000’s)	CLP (000’s)
Constructions	2,381,750	(1,152,484)	1,229,266
Plant and Equipment	38,334,522	(18,852,582)	19,481,940
IT Equipment	460,938	(458,497)	2,441
Motor vehicles	7,016,146	(5,895,444)	1,120,702
Others	8,828,758	(8,017,482)	811,276
Total	57,022,114	(34,376,489)	22,645,625

Lease liabilities interest expense at the closing of the period reached CLP 1,670,515 thousand

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Others	Right-of-use, net	Property, plant & equipment, net
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Opening balance at January 1, 2019	26,048,670	100,479,196	214,160,351	207,403,985	5,184,721	21,057,169	21,798,601	32,177	114,606,098	-	710,770,968
Additions	49,134,461	-	749,800	11,582,259	675,974	7,271	(342,001)	1,309	32,640,210	-	94,449,283
Additions right-of-use (1)	-	-	-	-	-	-	-	-	-	21,721,728	21,721,728
Divestitures	(8,761)	-	(5,902)	(352,204)	(977)	(8,911)	(52,095)	(155)	(1,135,304)	-	(1,564,309)
Transfers between items of property, plant and equipment	(48,358,902)	2,268,316	430,971	20,735,065	1,019,048	1,379,012	7,650,847	65,250	14,810,393	-	-
Right-of-use transfers (1)	(25,991)	-	(266,007)	(13,788,120)	(23,712)	-	(1,181,465)	-	(2,520,405)	17,805,700	-
Depreciation expense	-	-	(7,681,481)	(37,572,910)	(1,949,851)	(2,977,512)	(6,267,039)	(30,737)	(42,410,016)		(98,889,546)
Amortization (2)	-	-	-	-	-	-	-	-	-	(8,254,568)	(8,254,568)
Increase (decrease) to due foreign currency translation differences	688,063	1,529,526	4,685,319	3,228,519	83,757	386,253	464,563	2,177	2,216,555	1,024,539	14,309,271
Other increase (decrease) (3)	(186,959)	(80,284)	(99,276)	(5,883,370)	12,885	(1)	(110,264)	-	(3,423,128)	(53,567)	(9,823,964)
Total movements	1,241,911	3,717,558	(2,186,576)	(22,050,761)	(182,876)	(1,213,888)	162,546	37,844	178,305	32,243,832	11,947,895
Ending balance at 12.31.2019	27,290,581	104,196,754	211,973,775	185,353,224	5,001,845	19,843,281	21,961,147	70,021	114,784,403	32,243,832	722,718,863

(1)	By adoption of IFRS 16.

(2)	Of the total of CLP 8,254,468 thousand recorded as amortization for the current period, CLP 5,994,037 thousand correspond to right-of-use amortization arising from the adoption of the IFRS, effective beginning on January 1, 2019. The remaining CLP 2,260,531 thousand correspond to depreciation (today amortization) of goods acquired under the financial lease method, which until December 31, 2018 were classified and valued pursuant to the accounting criteria of Property, plant and equipment.

(3)	Mainly correspond to the effects of adopting IAS 29 in Argentina.

12 – RELATED PARTIES

Balances and main transactions with related parties are detailed as follows:

12.1            Accounts receivable:

					09.30.2020		12.31.2019
Tax ID No.	Company	Relationship	Country	Currency	Current	Non-Current	Current	Non-Current
					CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
96.891.720-K	Embonor S.A.	Shareholder related	Chile	CLP	4,708,696	-	6,589,539	-
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	104,089	140,368	14,839	283,118
Foreign	Coca-Cola de Argentina	Director related	Argentina	ARS	4,212,408	-	1,203,389	-
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	ARS	574,551	-	428,802	-
96.517.210-2	Embotelladora Iquique S.A.	Shareholder related	Chile	CLP	267,775	-	278,176	-
86.881.400-4	Envases CMF S.A.	Associate	Chile	CLP	11	-	217,510	-
96.919.980-7	Cervecería Austral S.A.	Director related	Chile	USD	29,953	-	45,644	-
77.755.610-K	Comercial Patagona Ltda.	Director related	Chile	CLP	3,231	-	3,872	-
77.526.480-2	Comercializadora Nova Verde	Common shareholder	Chile	CLP	778,212	-	-	-
76.572.588-7	Coca-Cola del Valle New Ventures S.A.	Associate	Chile	CLP	1,477,403	-	2,003,203	-
76.140.057-6	Monster	Associate	Chile	CLP	21,444	-	50,794	-
Total					12,177,773	140,368	10,835,768	283,118

12.2            Accounts payable:

					09.30.2020		12.31.2019
Tax ID No.	Company	Relationship	Country	Currency	Current	Non-Current	Current	Non-Current
					CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	16,446,470	-	20,555,135	-
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	BRL	12,830,771	11,020,200	14,888,934	19,777,812
86.881.400-4	Envases CMF S.A.	Associate	Chile	CLP	3,606,649	-	6,359,797	-
Foreign	Ser. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	ARS	3,428,079	-	5,887,070	-
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	BRL	766,483	-	1,841,377	-
Foreign	Monster Energy Brasil Com de Bebidas Ltda.	Shareholder related	Brazil	BRL	1,475,043	-	827,300	-
76.572.588-7	Coca-Cola del Valle New Ventures S.A.	Associate	Chile	CLP	1,463,438	-	1,247,961	-
89.996.200-1	Envases del Pacífico S.A.	Director related	Chile	CLP	2,204	-	25,202	-
96.891.720-K	Embonor S.A.	Shareholder related	Chile	CLP	741,424	-	275,565	-
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	ARS	894,046	-	929,986	-
77.526.480-2	Comercializadora Nova Verde	Common shareholder	Chile	CLP	264,541	-	765,521	-
Foreign	Coca-Cola Panamá	Shareholder related	Panamá	USD	-	-	7,739	-
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	BRL	15,369	-	26,014	-
Total					41,934,517	11,020,200	53,637,601	19,777,812

12.3            Transactions:

Tax ID No.	Company	Relationship	Country	Transaction description	Currency	Accumulated 09.30.2020	Accumulated 12.31.2019
						CLP (000’s)	CLP (000’s)
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Concentrate purchase	CLP	84,335,190	150,548,253
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Advertising services purchase	CLP	16,706,500	4,369,500
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Water source lease	CLP	1,158,122	5,324,194
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Sale of raw materials and others	CLP	2,176,469	1,196,793
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of bottles	CLP	7,941,695	19,422,280
86.881.400-4	Envases CMF S.A.	Associate	Chile	Raw material purchase	CLP	14,233,693	16,814,062
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of caps	CLP	47,678	281,174
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of services and others	CLP	599,053	6,425,579
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of packaging	CLP	4,351,598	521,466
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of packaging/raw materials	CLP	4,253,077	6,132,091
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Sale of finished products	CLP	27,688,818	50,315,292
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Sale of services and others	CLP	256,877	268,526
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Sale of raw material and material	CLP	67,947	212,517
96.517.310-2	Embotelladora Iquique S.A.	Shareholder related	Chile	Sale of finished products	CLP	1,806,859	3,208,559
89.996.200-1	Envases del Pacífico S.A.	Director related	Chile	Raw material and material purchase	CLP	24,301	93,117
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	Concentrate purchase	BRL	51,317,127	91,426,935
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	Reimbursements and other purchases	BRL	273,619	5,977,419
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Concentrate purchase	ARS	58,921,355	97,321,567
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Advertising participation	ARS	3,880,055	4,111,764
Foreign	KAIK Participações	Associate	Brazil	Reimbursements and other purchases	BRL	13,739	39,382
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	Product purchase	BRL	4,464,835	1,049,709
76.572.588-7	Coca-Cola Del Valle New Ventures SA	Associate	Chile	Sale of services and others	CLP	281,203	3,959,962
76.572.588-7	Coca-Cola Del Valle New Ventures SA	Associate	Chile	Purchase of services and others	CLP	2,957,120	-
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Payment of fees and services	ARS	962,592	802,563
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Product purchase	ARS	232,044	4,274,236
96.919.980-7	Cervecería Austral S.A.	Director related	Chile	Sale of raw material and material	CLP	34,597	-
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of raw materials	CLP	9,098	-
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of finished products	CLP	678,139	-
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of services and others	CLP	282,012	-
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Raw material purchase	CLP	159,949	-

12.4	Salaries and benefits received by key management

Salaries and benefits paid to the Company’s key management personnel including directors and managers are detailed as follows:

Description	09.30.2020	09.30.2019
	CLP (000’s)	CLP (000’s)
Executive wages, salaries and benefits	5,746,749	4,559,187
Director allowances	1,137,270	1,134,000
Total	6,884,019	5,693,187

13 – CURRENT AND NON-CURRENT EMPLOYEE BENEFITS

Employee benefits are detailed as follows:

Description	09.30.2020	12.31.2019
	CLP (000’s)	CLP (000’s)
Accrued vacation	14,023,138	17,584,587
Participation in profits and bonuses	10,758,428	20,896,357
Indemnities for years of service	10,880,413	10,085,264
Total	35,661,979	48,566,208

	CLP (000’s)	CLP (000’s)
Current	24,724,619	38,392,854
Non-current	10,937,360	10,173,354
Total	35,661,979	48,566,208

13.1            Indemnities for years of service

The movements of employee benefits, valued pursuant to Note 2 are detailed as follows:

Movements	09.30.2020	12.31.2019
	CLP (000’s)	CLP (000’s)
Opening balance	10,085,264	9,415,541
Service costs	976,548	784,984
Interest costs	176,736	354,471
Actuarial losses	1,760,609	(210,956)
Benefits paid	(2,118,744)	(258,776)
Total	10,880,413	10,085,264

13.1.1          Assumptions

The actuarial assumptions used are detailed as follows:

Assumptions	09.30.2020	12.31.2019
Discount rate	2.7%	2.7%
Expected salary increase rate	2.0%	2.0%
Turnover rate	5.4%	5.4%
Mortality rate	RV-2014	RV-2009
Retirement age of women	60 years	60 years
Retirement age of men	65 years	65 years

13.2            Personnel expenses

Personnel expenses included in the consolidated statement of income are as follows:

Description	09.30.2020	09.30.2019
	CLP (000’s)	CLP (000’s)
Wages and salaries	138,918,999	123,477,123
Employee benefits	32,129,784	35,010,804
Severance benefits	3,324,497	4,269,012
Other personnel expenses	8,308,506	9,143,570
Total	182,681,786	171,900,509

14 – INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

14.1            Description

Investments in associates using equity method of accounting are detailed as follows:

			Functional	Investment value		Ownership interest
Taxpayer ID	Company	Country	currency	09.30.2020	12.31.2019	09.30.2020	112.31.2019
86.881.400-4	Envases CMF S.A. (1)	Chile	CLP	19,660,016	18,561,835	50.00%	50.00%
Foreign	Leão Alimentos e Bebidas Ltda. (2)	Brasil	BRL	10,441,407	17,896,839	10.26%	10.26%
Foreign	Kaik Participações Ltda. (2)	Brasil	BRL	1,000,138	1,313,498	11.32%	11.32%
Foreign	SRSA Participações Ltda.	Brasil	BRL	48,566	65,301	40.00%	40.00%
Foreign	Sorocaba Refrescos S.A.	Brasil	BRL	22,477,616	24,636,945	40.00%	40.00%
Foreign	Trop Frutas do Brasil Ltda. (2)	Brasil	BRL	4,777,472	6,250,481	7.52%	7.52%
76.572.588-7	Coca-Cola del Valle New Ventures S.A.	Chile	CLP	30,096,722	31,141,834	35.00%	35.00%
Total				88,501,937	99,866,733

(1)	In Envases CMF S.A., regardless of the percentage of ownership interest, it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.

(2)	In these companies, regardless of the percentage of ownership interest held, the Company has significant influence, given that it has a representative on each entity’s Board of Directors

14.2            Movement

The movement of investments in other entities accounted for using the equity method is shown below:

Description	09.30.2020	12.31.2019
	CLP (000’s)	CLP (000’s)
Opening balance	99,866,733	102,410,945
Dividends received	(507,499)	(1,076,491)
Share in operating income	2,128,716	(2,495,621)
Amortization unrealized income in associates	(510,839)	(919,462)
Increase (decrease) in foreign currency translation, investments in associates	(12,475,174)	1,947,362
Ending balance	88,501,937	99,866,733

The main movements are explained below:

•	In 2020 Leão Alimentos e Bebidas Ltda. recognized the value of a plant at its value of use less the costs of sale, reducing the value previously recognized. Andina recognized as results for the 2020 period a proportional loss of CLP 2,931 million.

•	In the 2020 period Sorocaba Refrescos S.A., recognized a tax credit for excluding ICMS from the PIS and COFINS calculation base. Andina recognized as results for the 2020 period a proportional result of CLP 4,277 million.

14.3            Reconciliation of share of profit in investments in associates:

Description	09.30.2020	09.30.2019
	CLP (000’s)	CLP (000’s)
Equity value on income of associates	2,128,716	1,085,502
Unrealized earnings from product inventory acquired from associates and not sold at the end of the period, which is presented as a discount in the respective asset account (containers and / or inventory)	(401,664)	(689,113)
Amortization goodwill in the sale of fixed assets of Envases CMF S.A.	(392,296)	63,950
Income statement balance	1,334,757	460,339

14.4       Summary financial information of associates:

At September 30, 2020:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participações Ltda.	SRSA Participações Ltda.	Leão Alimentos e Bebidas Ltda.	Trop Frutas do Brasil Ltda.	Coca-Cola del Valle New Ventures S.A.
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Total assets	72,176,389	88,653,655	8,835,390	293,364	169,753,609	77,782,544	99,669,094
Total liabilities	32,728,458	42,672,310	26	171,944	32,248,073	21,911,624	15,297,783
Total revenue	41,747,928	21,738,167	92,520	118,626	61,387,116	22,368,506	16,369,223
Net income (loss) of associates	2,297,680	678,374	92,520	118,626	(11,622,980)	(982,864)	(1,839,277)

Reporting date	09.30.2020	08.31.2020	08.31.2020	08.31.2020	08.31.2020	08.31.2020	08.31.2020

At September 30, 2019:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participações Ltda.	SRSA Participações Ltda.	Leão Alimentos e Bebidas Ltda.	Trop Frutas do Brasil Ltda.	Coca-Cola del Valle New Ventures S.A.
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Total assets	71,450,903	103,716,415	10,813,130	368,552	231,990,483	95,473,810	108,630,454
Total liabilities	33,434,029	46,616,015	33	214,682	34,843,994	22,845,942	22,709,365
Total revenue	42,033,124	45,360,798	232,832	150,381	95,510,246	31,264,835	22,952,259
Net income (loss) of associates	863,572	1,445,627	232,832	150,381	2,396,454	(991,867)	1,124,415

Reporting date	09.30.2019	08.31.2019	08.31.2019	08.31.2019	08.31.2019	08.31.2019	08.31.2019

15 - INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets other than goodwill are detailed as follows:

	September 30, 2020			December 31, 2019
	Gross	Accumulated	Net	Gross	Accumulated	Net
Description	Value	Amortization	Value	Value	Amortization	Value
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Distribution rights (1)	615,930,266	(559,756)	615,370,510	667,148,383	(393,187)	666,755,196
Software	34,444,881	(27,012,562)	7,432,319	34,347,843	(26,484,427)	7,863,416
Others	426,849	(311,596)	115,253	750,309	(293,546)	456,763
Total	650,801,996	(27,883,914)	622,918,082	702,246,535	(27,171,160)	675,075,375

(1)	Correspond to the contractual rights to produce and distribute Coca-Cola products in certain parts of Argentina, Brazil, Chile and Paraguay. Distribution rights result from the valuation process at fair value of the assets and liabilities of the companies acquired in business combinations. Production and distribution contracts are renewable for periods of 5 years with Coca-Cola. The nature of the business and renewals that Coca-Cola has permanently done on these rights, allow qualifying them as indefinite contracts.

The distribution rights together with the assets that are part of the cash-generating units, are annually subjected to the impairment test. Such distribution rights have an indefinite useful life and are not subject to amortization: except for the Monster rights that are amortized in the term of the agreement which is 4 years.

Distribution rights	09.30.2020	12.31.2019
	CLP (000’s)	CLP (000’s)
Chile (excluding Metropolitan Region, Rancagua and San Antonio)	305,173,632	305,235,247
Brazil (Rio de Janeiro, Espirito Santo, Ribeirão Preto and investments in Sorocaba and Leão Alimentos e Bebidas Ltda.)	141,122,822	187,616,890
Paraguay	166,984,149	171,841,663
Argentina (North and South)	2,089,907	2,061,396
Total	615,370.510	666,755,196

The movement and balances of identifiable intangible assets are detailed as follows:

	January 1 to September 30, 2020				January 1 to December 31, 2019
	Distribution				Distribution
Description	rights	Others	Software	Total	rights	Others	Software	Total
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Opening balance	666,755,196	456,763	7,863,416	675,075,375	661,026,400	430,196	7,365,957	668,822,553
Additions	112,277	-	1,997,776	2,110,053	-	-	3,296,558	3,296,558
Amortization	(222,678)	-	(2,077,411)	(2,300,089)	(133,753)	-	(2,324,225)	(2,457,978)
Other increases (decreases) (1)	(51.274.285)	(341,510)	(351,463)	(51,967,258)	5,862,549	26,567	(474,874)	5,414,242
Ending balance	615,370,510	115,253	7,432,319	622,918,082	666,755,196	456,763	7,863,416	675,075,375

(1)	Mainly corresponds to restatement due to the effects of translation of distribution rights of foreign subsidiaries.

16 - GOODWILL

Movement in Goodwill is detailed as follows:

Operating segment	01.01.2020	Translation differences from functional currency	09.30.2020
	CLP (000’s)	CLP (000’s)	CLP (000’s)
Chilean operation	8,503,023	-	8,503,023
Brazilian operation	75,674,072	(18,500,131)	57,173,941
Argentine operation	29,750,238	451,087	30,201,325
Paraguayan operation	7,294,328	(206,027)	7,088,301
Total	121,221,661	(18,255,071)	102,966,590

Operating segment	01.01.2019	Translation differences from functional currency	12.31.2019
	CLP (000’s)	CLP (000’s)	CLP (000’s)
Chilean operation	8,503,023	-	8,503,023
Brazilian operation	73,080,100	2,593,972	75,674,072
Argentine operation	28,318,129	1,432,109	29,750,238
Paraguayan operation	7,327,921	(33,593)	7,294,328
Total	117,229,173	3,992,488	121,221,661

17 – OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

	Balance
	Current		Non-current
	09.30.2020	12.31.2019	09.30.2020	12.31.2019
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Bank loans (17.1.1 – 2)	1,399,530	1,438,161	3,743,672	909,486
Bonds payable, net[1] (17.2)	10,264,575	21,604,601	967,629,885	718,962,871
Deposits in guarantee	12,150,238	11,163,005	-	-
Derivative contract liabilities (Note 22)	147,684	374,576	84,506,290	-
Leasing agreements (17.4.1 – 2)	5,542,196	6,013,535	16,407,075	23,454,700
Total	29,504,223	40,593,878	1,072,286,922	743,327,057

1 Amounts net of placement expenses and discounts related to placement

The fair value of financial assets and liabilities is presented below:

Current	Book Value 09.30.2020	Fair Value 09.30.2020	Book Value 12.31.2019	Fair Value 12.31.2019
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Cash and cash equivalent (2)	288,598,849	288,598,849	157,567,986	157,567,986
Other financial assets (1)	674,639	674,639	317,205	317,205
Trade debtors and other accounts receivable (2)	143,093,403	143,093,403	191,077,588	191,077,588
Accounts receivable related companies (2)	12,177,773	12,177,773	10,619,740	10,619,740
Bank loans (2)	1,399,530	1,464,798	1,438,161	1,434,255
Bonds payable (2)	10,264,575	12,310,131	21,604,601	24,188,060
Bottle guaranty deposits (2)	12,150,238	12,150,238	11,163,005	11,163,005
Derivative contracts liabilities (see note 20) (1)	147,684	147,684	374,576	374,576
Leasing agreements (2)	5,542,196	5,542,196	6,013,535	6,013,535
Accounts payable (2)	171,357,001	171,357,001	243,700,553	243,700,553
Accounts payable related companies (2)	41,934,517	41,934,517	53,637,601	53,637,601

Non-current	09.30.2020	09.30.2020	12.31.2019	12.31.2019
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Other financial assets (1)	171,642,176	171,642,176	98,918,457	98,918,457
Accounts receivable, non-current (2)	84,470	84,470	523,769	523,769
Accounts receivable related companies (2)	140,368	140,368	283,118	283,118
Bank loans (2)	3,743,672	3,696,764	909,486	867,025
Bonds payable (2)	967,629,885	1,121,020,319	718,962,871	803,017,145
Forward agreements (see note 20) (1)	84,506,290	84,506,290	-	-
Leasing agreements (2)	16,407,075	16,407,075	23,454,700	23,454,700
Accounts payable, non-current (2)	297,488	297,488	619,587	619,587

(1)	Fair values are based on discounted cash flows using market discount rates at the close of the nine-month and one-year period and are classified as Level 2 of the fair value measurement hierarchies.

(2)	Financial instruments such as: Cash and Cash Equivalents, Trade and Other Accounts Receivable, Accounts Receivable, Bottle Guarantee Deposits and Trade Accounts Payable, and Other Accounts Payable present a fair value that approximates their carrying value, considering the nature and term of the obligation. The business model is to maintain the financial instrument in order to collect/pay contractual cash flows, in accordance with the terms of the contract, where cash flows are received/cancelled on specific dates that exclusively constitute payments of principal plus interest on that principal. These instruments are revalued at amortized cost.

17.1.1 Bank obligations, current

									Maturity		Total
	Indebted entity			Creditor entity			Type of	Nominal	Up to	90 days to	at	at
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	90 days	1 year	09.30.2020	12.31.2019
									CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	UF	Semiannually	2.13%	386,763	-	386,763	748,838
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	UF	Semiannually	2.00%	-	1,012,667	1,012,667	-
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Buenos Aires S.A.	Argentina	ARS	Upon maturity	82.00%	-	-	-	8,453
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Buenos Aires S.A.	Argentina	ARS	Monthly	22.00%	100	-	100
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	BRL	Monthly	6.63%	-	-	-	635,727
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	BRL	Quarterly	4.50%	-	-	-	45,143
Total											1,399,530	1,438,161

17.1.2 Bank obligations, non-current

									Maturity
	Indebted entity			Creditor entity			Type of	Nominal	1 year up to	More than 2 years	More than 3 years	More than 4 years	More than 5	at
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	Years	09.30.2020
									CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	UF	Semiannually	2,13%	744,049	-	-	-	-	744,049
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	UF	Semiannually	2,00%	1,999,749	-	999,874	-	-	2,999,623
													Total	3,743,672

17.1.2 Bank obligations, non-current previous year

										Maturity
	Indebted Entity			Creditor Entity			Type	Effective	Nominal	1 year up to	More than 2 years	More than 3 years	More than 4 years	More than 5	at
Tax ID	Name	Country	Tax ID	Name	Country	Currency	Amortization	Rate	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	Years	12.31.2019
										CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	UF	Semiannually	2.13%	2.13%	736,033	-	-	-	-	736,033
Foreign	Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Banco Itaú	Brazil	BRL	Monthly	6.63%	6.63%	44,621	44,621	44,621	39,590	-	173,453
TOTAL															909,486

17.1.3 Current and non-current bank obligations “Restrictions”

Bank obligations are not subject to restrictions for the reported periods.

17.2            Bonds payable

During 2018, Andina carried out a debt restructuring process that consisted of a partial repurchase in the amount of USD 210 million of the 144A/RegS Senior Notes and refinancing it with the placement of Series F bonds in the local market in the amount of UF 5.7 million due 2039 and accruing an annual interest rate of 2.83%. The costs corresponding to the repurchase of bonds, associated with premium payments, overpricing and proportional amortization of placement costs and discounts in bonds in original U.S. Dollars amounting to CLP 9,583,000 thousand, were recorded in results under the item financial costs.

On January 21, 2020, the Company issued corporate bonds on the international market for USD 300 million with a 30-year maturity, with a bullet structure and an annual interest rate of 3.950%.

	Current		Non-current		Total
Composition of bonds payable	09.30.2020	12.31.2019	09.30.2020	12.31.2019	09.30.2020	12.31.2019
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Bonds (face value) [2]	11,099,041	22,189,595	975,429,702	721,950,553	986,528,743	744,140,148

2 Gross amounts, do not consider placement expenses and discounts related to placement

17.2.1	Current and non-current balances

Bonds payable correspond to bonds in UF issued by the parent company on the Chilean market and bonds in U.S. dollars issued by the Parent Company on the international market. A detail of these instruments is presented below:

		Current Nominal	Adjustment	Interest		Interest	Current		Non-current
Bonds	Series	amount	Unit	Rate	Final Maturity	payment	09.30.2020	12.31.2019	09.30.2020	12.31.2019
							CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
CMF Registration N°254 06.13.2001	B	1,771,585	UF	6.5%	12-01-2026	Semi-annually	8,236,106	7,160,809	43,658,473	46,659,296
CMF Registration N°641 08.23.2010	C	1,500,000	UF	4.0%	08-15-2031	Semi-annually	213,199	630,731	43,061,775	42,464,910
CMF Registration N°759 08.20.2013	C	125,000	UF	3.5%	08-16-2020	Semi-annually	-	7,168,907	-	-
CMF Registration N°760 08.20.2013	D	4,000,000	UF	3.8%	08-16-2034	Semi-annually	528,621	1,587,051	114,831,400	113,239,760
CMF Registration N°760 04.02.2014	E	3,000,000	UF	3.75%	03-01-2035	Semi-annually	256,340	1,048,938	86,123,559	84,929,828
CMF Registration N°912 10.10.2018	F	5,700,000	UF	2.83%	09-25-2039	Semi-annually	62,846	1,195,700	163,634,745	161,366,658
Bonds USA	-	365,000,000	USD	5.0%	10-01-2023	Semi-annually	-	3,397,459	287,674,750	273,290,101
Bonds USA 2	-	300,000,000	USD	3.95%	01-21-2050	Semi-annually	1,801,929	-	236,445,000	-
Total							11,099,041	22,189,595	975,429,702	721,950,553

17.2.3	Non-current maturities

		Year of maturity
		More than 1 up	More than 2 up	More than 3 up		Total non-current
	Series	to 2	to 3	to 4	More than 5	09.30.2020
		CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
CMF Registration N°254 06.13.2001	B	7,667,938	8,166,349	8,697,164	19,127,023	43,658,473
CMF Registration N°641 08.23.2010	C	3,914,707	3,914,707	3,914,707	31,317,655	43,061,775
CMF Registration N°760 08.20.2013	D	-	-	-	114,831,400	114,831,400
CMF Registration N°760 04.02.2014	E	-	-	-	86,123,559	86,123,559
CMF Registration N°912 10.10.2018	F	-	-	-	163,634,745	163,634,745
USA Bonds	-	-	-	287,674,750	-	287,674,750
USA 2 Bonds	-	-	-	-	236,445,000	236,445,000
Total		11,582,645	12,081,056	300,286,621	651,479,381	975,429,702

17.2.4	Market rating

The bonds issued on the Chilean market had the following rating:

AA	:	ICR Compañía Clasificadora de Riesgo Ltda. rating
AA	:	Fitch Chile Clasificadora de Riesgo Limitada rating

The rating of bonds issued on the international market had the following rating:

BBB	:	Standard&Poors Global Ratings
BBB+	:	Fitch Ratings Inc.

17.2.5	Restrictions

17.2.5.1	Restrictions regarding bonds placed abroad.

Obligations with bonds placed abroad are not affected by financial restrictions for the periods reported.

17.2.5.2	Restrictions regarding bonds placed in the local market.

For purposes of the calculation of the covenants, the amount of EBITDA that was agreed on each bond issue is included.

Restrictions on the issuance of bonds for a fixed amount registered under number 254.

•	Maintain an indebtedness level where Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Receivables accruing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Financial Statements. Consolidated Equity will be regarded as total equity including non-controlling interest.

As of September 30, 2020, indebtedness level is 1.11 times of Consolidated Equity.

•	Maintain, and in no manner lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” (Región Metropolitana) as a territory in Chile in which we have been authorized by The Coca-Cola Company for the development, production, sale and distribution of products and brands of the licensor, in accordance to the respective bottler or license agreement, renewable from time to time.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of this date is franchised by TCCC to the Company for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer's Adjusted Consolidated Operating Cash Flow.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities.

Unsecured consolidated liabilities payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

As of September 30, 2020, this index is 1.56 times.

Restrictions to bond lines registered in the Securities Registered under number 641, series C

•	Maintain a level of "Net Financial Debt" within its quarterly financial statements that may not exceed 1.5 times, measured over figures included in its consolidated statement of financial position. To this end, net financial debt shall be defined as the ratio between net financial debt and total equity of the issuer (equity attributable to controlling owners plus non-controlling interest). On its part, net financial debt will be the difference between the Issuer's financial debt and cash.

As of September 30, 2020, Net Financial Debt level was 0.66 times.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities.

Unencumbered assets refer to the assets that are the property of the issuer; classified under Total Assets of the Issuer’s Financial Statements; and that are free of any pledge, mortgage or other liens constituted in favor of third parties, less "Other Current Financial Assets" and "Other Non-Current Financial Assets" of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

Unsecured total liabilities correspond to: liabilities from Total Current Liabilities and Total Non-Current Liabilities of Issuer’s Financial Statement which do not benefit from preferences or privileges, less "Other Current Financial Assets" and "Other Non-Current Financial Assets" of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

As of September 30, 2020, this index is 1.56 times.

•	Maintain a level of "Financial net coverage" in its quarterly financial statements of more than 3 times. Net financial coverage means the ratio between the Issuer's Ebitda for the past 12 months and net financial expenses (financial income minus financial expenses) of the issuer for the past 12 months. However, this restriction will be considered breached when the mentioned net financial coverage level is lower than the level previously indicated during two consecutive quarters.

As of September 30, 2020, Net Financial Coverage level is -368.86 times.

Restrictions to bond lines registered in the Securities Registrar under numbers 759 and 760 D-E.

•	Maintain an indebtedness level where Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Receivables accruing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) cash and cash equivalent and (iv) other current financial assets, and (v) other non-current financial assets (to the extent they are asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities). Consolidated Equity will be regarded as total equity including non-controlling interest.

As of September 30, 2020, Indebtedness Level is 0.66 times of Consolidated Equity.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities payable.

Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

The following will be considered in determining Consolidated Assets: assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

As of September 30, 2020, this index is 1.56 times.

•	Maintain, and in no manner, lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” as a territory franchised to the Issuer in Chile by The Coca-Cola Company, hereinafter also referred to as "TCCC" or the "Licensor" for the development, production, sale and distribution of products and brands of said licensor, in accordance to the respective bottler or license agreement, renewable from time to time. Losing said territory, means the non-renewal, early termination or cancellation of this license agreement by TCCC, for the geographical area today called "Metropolitan Region". This reason shall not apply if, as a result of the loss, sale, transfer or disposition, of that licensed territory is purchased or acquired by a subsidiary or an entity that consolidates in terms of accounting with the Issuer.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of these instruments is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer's Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer. For these purposes, the term "Adjusted Consolidated Operating Cash Flow" shall mean the addition of the following accounting accounts of the Issuer's Consolidated Statement of Financial Position: (i) "Gross Profit" which includes regular activities and cost of sales; less (ii) "Distribution Costs"; less (iii) "Administrative Expenses"; plus (iv) "Participation in profits (losses) of associates and joint ventures that are accounted for using the equity method"; plus (v) "Depreciation"; plus (vi) "Intangibles Amortization".

Restrictions to bond lines registered in the Securities Registrar under number 912.

•	Maintain an indebtedness level where Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times.

For these purposes Consolidated Financial Liabilities shall be regarded as Liabilities Receivables accruing interest, namely: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) cash and cash equivalent and (iv) other current financial assets, and (v) other non-current financial assets (to the extent they are asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities). Consolidated Equity will be regarded as total equity including non-controlling interest.

As of September 30, 2020, this index equals 0.66 times.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities payable.

Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

The following will be considered in determining Consolidated Assets: assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

As of September 30, 2020, this index equals 1.56 times.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of local bonds Series C, D and E is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer's Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer. For these purposes, the term "Adjusted Consolidated Operating Cash Flow" shall mean the addition of the following accounting accounts of the Issuer's Consolidated Statement of Financial Position: (i) "Gross Profit" which includes regular activities and cost of sales; less (ii) "Distribution Costs"; less (iii) "Administrative Expenses"; plus (iv) "Participation in profits (losses) of associates and joint ventures that are accounted for using the equity method"; plus (v) "Depreciation"; plus (vi) "Intangibles Amortization".

As of September 30, 2020 and December 31, 2019, the Company complies with all financial collaterals.

17.2.6	Repurchased bonds

On January 21, 2020, the Company issued corporate bonds on the international market for USD 300 million. The transaction consisted of the issuance of 30-year bonds with bullet structure and an annual coupon rate of 3.950%. In parallel, derivatives (Cross Currency Swaps) have been contracted that cover 100% of the financial obligations of the bond that are denominated in US dollars re-denominating that liability to UFs.

In addition to UF bonds, the Company holds bonds that it has repurchased in full through companies that are included in the consolidation:

The subsidiary Rio de Janeiro Refrescos Ltda. maintains a liability corresponding to a bond issuance for US $75 million due in December 2020 and semi-annual interest payments. As of December 31, 2019, these issues are held by Andina. On January 1, 2013, Abisa Corp S.A. transferred the totality of this asset to Embotelladora are Andina S.A., the latter becoming the creditor of the above-mentioned Brazilian subsidiary. Consequently, the assets and liabilities related to the transaction have been eliminated from these Consolidated Financial Statements. In addition, the transaction has been treated as a net investment of the group in the Brazilian subsidiary; consequently, the effects of exchange rate differences between the dollar and the functional currency of each one has been recorded in other comprehensive income.

17.3	Derivative contract obligations

Please see details in Note 22

17.4.1            Current liabilities for leasing agreements

								Maturity		Total
Indebted Entity		Creditor Entity				Type of	Nominal	Up to	90 days to	at	at
Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	90 days	1 year	09.30.2020	12.31.2019
								CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	12.28%	142,088	630,208	772,296	839,502
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	BRL	Monthly	7.39%	23,106	175,724	198,830	360,854
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Property	Brazil	BRL	Monthly	8.20%	65,617	126,341	191,958	300,338
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão	Brazil	BRL	Monthly	6.56%	87,091	207,836	294,927	497,386
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	23,316	69,947	93,263	132,815
Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Comafi	Argentina	USD	Monthly	12.00%	34,896	104,689	139,585	88,739
Embotelladora del Atlántico S.A.	Argentina	Foreign	Property	Argentina	ARS	Monthly	50.00%	53,528	128,023	181,551	189,320
Vital Aguas S.A.	Chile	76.389.720-6	Coca-Cola del Valle New Ventures S.A	Chile	CLP	Linear	8.20%	286,944	875,044	1,161,988	1,169,884
Envases Central S.A.	Chile	96.705.990-0	Coca-Cola del Valle New Ventures S.A	Chile	CLP	Linear	9.00%	560,974	1,710,862	2,271,836	2,198,998
Paraguay Refrescos S.A.	Paraguay	80.003.400-7	Tetra Pack Ltda. Suc. Py	Paraguay	PGY	Monthly	1.00%	61,981	173,982	235,962	235,699
									Total	5,542,196	6,013,535

The Company maintains lease agreements on forklifts, vehicles, real estate and machinery. These leases have an average life of between one and eight years without including a renewal option in the contracts.

17.4.2     Non-current liabilities for leasing agreements, non-current

								Maturity
									2 years			more
Indebted Entity		Creditor Entity				Type of	Nominal	1 year to	to	3 years to	4 years to	than	At
Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	2 years	3 years	4 years	5 years	5 years	09.30.2020
								CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	12.28%	781,908	883,556	998,418	1,128,213	5,295,675	9,087,770
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack|	Brazil	BRL	Monthly	7.39%	96,209	23,334	0	0	0	119,543
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Property	Brazil	BRL	Monthly	8.20%	60,581	6,061	0	0	0	66,642
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	6.56%	267,665	259,421	249,113	248,899	95,967	1,121,065
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	0	46,632	0	0	0	46,632
Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Comafi	Argentina	USD	Monthly	12.00%	0	279,170	0	279,170	116,321	674,661
Embotelladora del Atlántico S.A.	Argentina	Foreign	Property	Argentina	ARS	Monthly	50.00%	0	93,421	0	0	0	93,421
Vital Aguas S.A	Chile	76.572.588-7	Coca-Cola del Valle New Ventures S.A	Chile	CLP	Monthly	8.20%	1,403,559	0	0	0	0	1,403,559
Envases Central S.A	Chile	76.572.588-7	Coca-Cola del Valle New Ventures S.A	Chile	CLP	Monthly	9.00%	3,547,466	0	0	0	0	3,547,466
Paraguay Refrescos SA	Paraguay	80.003.400-7	Tetra Pack Ltda. Suc. Py	Paraguay	PGY	Monthly	1.00%	0	246,316	0	0	0	246,316
												Total	16.407.075

17.4.3    Non-current liabilities for leasing agreements (previous year)

								Maturity
								1 year	2 years
Indebted Entity		Creditor Entity				Type of	Nominal	to	to	3 years to	4 years to	more than	at
Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	2 years	3 years	4 years	5 years	5 years	12.31.2019
								CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	12.28%	948,466	1,071,766	1,211,096	1,368,538	8,101,730	12,701,596
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack|	Brazil	BRL	Monthly	7.39%	271,264	111,005	-	-	-	382,269
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Property	Brazil	BRL	Monthly	8.20%	97,784	9,144	-	-	-	106,928
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	6.56%	365,671	355,172	339,020	331,185	375,688	1,766,736
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	-	398,442	-	343,104	-	741,546
Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Comafi	Argentina	USD	Monthly	12.00%	-	110,924	-	-	-	110,924
Embotelladora del Atlántico S.A.	Argentina	Foreign	Property	Argentina	ARS	Monthly	50.00%	-	55,222	-	-	-	55,222
Vital Aguas S.A	Chile	76.572.588-7	Coca-Cola del Valle New Ventures S.A	Chile	CLP	Monthly	8.20%	2,242,278	-	-	-	-	2,242,278
Envases Central S.A	Chile	76.572.588-7	Coca-Cola del Valle New Ventures S.A	Chile	CLP	Monthly	9.0%	4,947,745	-	-	-	-	4,947,745
Paraguay Refrescos SA	Paraguay	80.003.400-7	Tetra Pack Ltda. Suc. Py	Paraguay	PGY	Monthly	1.00%	399,456					399,456
TOTAL													23,454,700

Leasing agreement obligations are not subject to financial restrictions for the reported periods.

18 – TRADE AND OTHER ACCOUNTS PAYABLE

Trade and other current accounts payable are detailed as follows:

Classification	09.30.2020	12.31.2019
	CLP (000’S)	CLP (000’S)
Current	171,357,001	243,700,553
Non-current	297,487	619,587
Total	171,654,488	244,320,140

Description	09.30.2020	12.31.2019
	CLP (000’S)	CLP (000’S)
Trade accounts payable	116,279,052	172,142,472
Withholding tax	38,565,474	53,326,254
Others	16,809,962	18,851,414
Total	171,654,488	244,320,140

19 – OTHER PROVISIONS, CURRENT AND NON-CURRENT

19.1            Balances

The composition of provisions is as follows:

Description	09.30.2020	12.31.2019
	CLP (000’S)	CLP (000’S)
Litigation (1)	52,734,771	69,107,550
Total	52,734,771	69,107,550

Current	896,664	2,068,984
Non-current	51,838,107	67,038,566
Total	52,734,771	69,107,550

(1)	Correspond to the provision made for the probable losses of fiscal, labor and commercial contingencies, based on the opinion of our legal advisors, according to the following detail:

Description (see note 23.1)	09.30.2020	12.31.2019
	CLP (000’s)	CLP (000’s)
Tax contingencies	29,255,386	38,853,059
Labor contingencies	7,663,858	10,569,754
Civil contingencies	15,815,527	19,684,737
Total	52,734,771	69,107,550

19.2            Movements

The movement of principal provisions over litigation is detailed as follows:

Detail	09.30.2020	12.31.2019
	CLP (000’s)	CLP (000’s)
Opening balance as of January 1	69,107,550	62,452,526
Additional provisions	161,350	121,003
Increase (decrease) in existing provisions(*)	2,992,301	(13,085,051)
Payments	(2,681,268)	21,506,141
Adjustment to existing provision	-	(2,511,589)
Increase (decrease) due to foreign exchange differences	(16,845,162)	624,520
Total	52,734,771	69,107,550

(*) During 2019, provisions consisting of fines demanded by the Brazilian tax authority on the use of tax credits resulting from favorable sentencing to Rio de Janeiro Refrescos Ltda. which are not present in 2020.

20 – OTHER CURRENT NON-FINANCIAL LIABILITIES

Other current and non-current liabilities at each reporting period end are detailed as follows:

Description	09.30.2020	12.31.2019
	CLP (000’s)	CLP (000’s)
Dividends payable	315,914	22,639,150
Others	4,397,894	3,863,065
Total	4,713,808	26,502,215

21 – EQUITY

21.1            Number of shares:

	Number of shares subscribed at nominal value		Number of shares paid in		Number of voting shares
Series	2020	2019	2020	2019	2020	2019
A	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301	473,289,301
B	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303	473,281,303

21.1.1         Equity:

	Subscribed Capital		Paid-in capital
Series	2020	2019	2020	2019
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
A	135,379,504	135,379,504	135,379,504	135,379,504
B	135,358,070	135,358,070	135,358,070	135,358,070
Total	270,737,574	270,737,574	270,737,574	270,737,574

21.1.2         Rights of each series:

•	Series A: Elects 12 of the 14 Directors
•	Series B: Receives an additional 10% of dividends distributed to Series A and elects 2 of the 14 Directors.

21.2            Dividend policy

According to Chilean law, cash dividends must be paid equal to at least 30% of annual net profit, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company will not be legally obligated to pay dividends from retained earnings. At the ordinary Shareholders’ Meeting held in April 2020, the shareholders agreed to pay out of the 2019 earnings a final dividend and another additional dividend to the 30% required by Chile’s Law 18,046 which are paid in May 2020 and August 2020, respectively.

Pursuant to Circular Letter N° 1,945 of the Chilean Financial Market Commission (CMF) dated September 29, 2009, the Company’s Board of Directors decided to maintain the initial adjustments from adopting IFRS as accumulated earnings for future distribution.

The dividends declared and paid per share are presented below:

Periods approved - paid		Type of dividend	Dividend allocation income	CLP Series A	CLP Series B

04.17.2019	08.29.2019	Additional	Accumulated Earnings	21.50	23.65
09.24.2019	10.24.2019	Interim	2019 Results	21.50	23.65
12.20.2019	01.23.2020	Interim	2019 Results	22.60	24.86
02.25.2020	05.29.2020	Final	2019 Results	26.00	28.60
02.25.2020	08.28.2020	Additional	Accumulated Earnings	26.60	28.60

21.3            Other Reserves

The balance of other reserves includes the following:

Description	09.30.2020	09.30.2019
	CLP (000’s)	CLP (000’s)
Goodwill in share exchange reserve	421,701,520	421,701,520
Translation differences reserves	(466,848,954)	(364,547,097)
Cash flow hedge reserves	(69,143,894)	(11,672,756)
Reserve for employee benefits actuarial gains or losses	(2,233,559)	(1,999,253)
Legal and statutory reserves	5,435,538	5,435,538
Other	6,014,568	6,014,568
Total	(105,074,781)	54,932,520

21.3.1        Goodwill in share exchange reserve

This amount corresponds to the difference between the valuation at fair value of the issuance of shares of Embotelladora Andina S.A. and the book value of the paid capital of Embotelladoras Coca-Cola Polar S.A., which was finally the value of the capital increase notarized in legal terms.

21.3.2         Cash flow hedge reserve

They arise from the fair value of the existing derivative contracts that have been qualified for hedge accounting at the end of each financial period. When contracts are expired, these reserves are adjusted and recognized in the income statement in the corresponding period (see Note 22).

21.3.3         Reserve for employee benefit actuarial gains or losses

Corresponds to the restatement effect of employee benefits actuarial losses that according to IAS 19 amendments must be carried to other comprehensive income.

21.3.4         Legal and statutory reserves

In accordance with Official Circular N° 456 issued by the Chilean Financial Market Commission (CMF), the legally required price-level restatement of paid-in capital for 2009 is presented as part of other equity reserves and is accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled CLP 5,435,538 thousand as of December 31, 2009.

21.3.5         Foreign currency translation reserves

This corresponds to the conversion of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the Consolidated Financial Statements. Additionally, exchange differences between accounts receivable kept by the companies in Chile with foreign subsidiaries are presented in this account, which have been treated as investment equivalents accounted for using the equity method. Translation reserves are detailed as follows:

Details	09.30.2020	09.30.2019
	CLP (000’s)	CLP (000’s)
Brazil	(194,783,339)	(121,409,820)
Argentina	(270,445,690)	(245,625,722)
Paraguay	(1,619,925)	2,488,445
Total	(466,848,954)	(364,547,097)

The movement of this reserve for the periods ended on the dates indicated below, is detailed as follows:

Details	09.30.2020	09.30.2019
	CLP (000’s)	CLP (000’s)
Brazil	(95,989,221)	(7,229,623)
Argentina	(24,029,768)	(44,507,542)
Paraguay	(7,753,625)	(6,135,404)
Total	(127,772,614)	(57,872,569)

21.4            Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries owned by third parties. This account is detailed as follows:

	Non-controlling interests
			Shareholders’ Equity		Income
	Ownership interest %		September	September	September	September
Description	2020	2019	2020	2019	2020	2019
			CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Embotelladora del Atlántico S.A.	0.0171	0.0171	24,768	22,972	1,122	2,955
Andina Empaques Argentina S.A.	0.0209	0.0209	2,426	1,942	101	251
Paraguay Refrescos S.A.	2.1697	2.1697	5,223,718	5,065,924	511,787	399,932
Vital S.A.	35.0000	35.0000	7,954,905	7,764,162	(39,982)	32,382
Vital Aguas S.A.	33.5000	33.5000	1,675,066	1,973,569	(166,354)	(23,932)
Envases Central S.A.	40.7300	40.7300	5,703,543	4,881,592	350,147	46,317
Total			20,584,426	19,710,161	656,821	457,905

21.5            Earnings per share

The basic earnings per share presented in the statement of comprehensive income is calculated as the quotient between income for the period and the average number of shares outstanding during the same period.

Earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

	09.30.2020
Earnings per share	SERIES A	SERIES B
Earnings attributable to shareholders (CLP 000’s)	35,429,360	38,971,667
Average weighted number of shares	473,289,301	473,281,303
Earnings per share (in CLP)	74.86	82.34

	09.30.2019
Earnings per share	SERIES A	SERIES B
Earnings attributable to shareholders (CLP 000’s)	39,683,931	43,651,620
Average weighted number of shares	473,289,301	473,281,303
Earnings per share (in CLP)	83.85	92.93

22 – DERIVATIVE ASSETS AND LIABILITIES

Embotelladora Andina currently maintains “Cross Currency Swaps” and “Currency Forward” agreements as derivative financial instruments.

Cross Currency Swaps ("CCS"), also known as interest rate and currency swaps are valued by the method of discounted future cash flows at a market rate corresponding to the currencies and rates of the transaction.

On the other hand, the fair value of forward currency contracts is calculated in reference to current forward exchange rates for contracts with similar maturity profiles.

As of September 30, 2020 and December 31, 2019, the Company held the following derivative instruments:

22.1            Currency swap of items recognized for accounting purposes

Cross Currency Swaps associated with Local Bonds (Chile)

At the closing date of these financial statements, the Company maintains derivative contracts to secure part of its bond liabilities issued in Unidades de Fomento totaling UF 10,271,585, to convert these obligations to Chilean pesos.

These contracts were valued at their fair values, yielding a net asset of CLP 449,055 thousand at the closing date of the financial statements which is presented under other non-current financial assets. The expiration date of derivative contracts is distributed in the years 2026, 2031, 2034 and 2035.

Cross Currency Swaps associated with International Bonds (US)

At the closing date of these financial statements, the Company maintains derivatives contracts to secure US Dollar public bond obligations of USD 360 million due in 2023, to convert such obligations into Brazilian Real. In addition, derivative contracts amounting to USD 300 million are held to convert such obligation into Unidades de Fomento (UF - CLP re-adjustable by the Consumer Price Index) due in 2050. The net valuation of both contracts was made at fair values, yielding a net asset of CLP 87,584,941 thousand at the closing date of the financial statements.

The amount of exchange differences recognized in the statement of income related to financial liabilities in U.S. dollars and are absorbed by the amounts recognized under comprehensive income.

22.2. Forward currency transactions expected to be very likely:

During 2020 and 2019, Embotelladora Andina entered into forward contracts to ensure the exchange rate on future commodity purchasing needs for its 4 operations, i.e. closing USD/ARS, USD/BRL, USD/CLP and USD/GYP forward instruments. As of September 30, 2020, outstanding contracts amount to USD 42.0 million (USD 46.9 million as of December 31, 2019).

Futures contracts that ensure prices of future raw materials have not been designated as hedge agreements, since they do not fulfill IFRS documentation requirements, whereby its effects on variations in fair value are accounted for directly under statements of income in the "other gains and losses" account.

Fair value hierarchy

As of September 30, 2020, the Company held assets for derivative contracts for CLP 172,316,815 thousand (CLP 99,235,662 thousand as of December 31, 2019) and held liabilities for derivative contracts as of September 30, 2020 for CLP 84,653,973 thousand (CLP 374,576 thousand as of December 31, 2019). Those contracts covering existing items have been classified in the same category of hedged, the net amount of derivative contracts by concepts covering forecasted items have been classified in financial assets and financial liabilities. All the derivative contracts are carried at fair value in the consolidated statement of financial position. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2: Inputs other than quoted prices included in level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices)

Level 3: Inputs for assets and liabilities that are not based on observable market data.

During the reporting period, there were no transfers of items between fair value measurement categories; all of which were valued during the period using level 2.

	Fair Value Measurement at September 30, 2020
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Assets
Current assets
Other current financial assets	-	674,639	-	674,639
Other non-current financial assets	-	171,642,176	-	171,642,176
Total assets	-	172,316,815	-	172,316,815
Liabilities
Current liabilities
Other current financial liabilities	-	147,684	-	147,684
Other non-current financial liabilities	-	84,506,290	-	84,506,290
Total liabilities	-	84,653,974	-	84,653,974

	Fair Value Measurement at December 31, 2019
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data
	(Level 1)	(Level 2)	(Level 3)	Total
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Assets
Current assets
Other current financial assets	-	317.205		317.205
Other non-current financial assets	-	98.918.457	-	98.918.457
Total assets	-	99.235.662	-	99.235.662
Liabilities
Current liabilities
Other current financial liabilities	-	374.576	-	374.576
Total liabilities	-	374.576	-	374.576

23 – LITIGATION AND CONTINGENCIES

23.1            Lawsuits and other legal actions:

In the opinion of the Company's legal counsel, the Parent Company and its subsidiaries do not face legal or extrajudicial contingencies that might result in material or significant losses or gains, except for the following:

1)    Embotelladora del Atlántico S.A. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 878,227 thousand. Management considers it unlikely that non-provisioned contingencies will affect the Company's income and equity, based on the opinion of its legal counsel. Additionally, Embotelladora del Atlántico S.A. maintains time deposits for an amount of CLP 316,162 thousand to guaranty judicial liabilities

2)    Rio de Janeiro Refrescos Ltda. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 50,946,571 thousand. Management considers it unlikely that non-provisioned contingencies will affect the Company's income and equity, based on the opinion of its legal counsel. As it is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains Deposit in courts and assets given in pledge to secure the compliance of certain processes, irrespective of whether these have been classified as a possible, probable or remote. The amounts deposited or pledged as legal guarantees As of September 30, 2020 and December 31, 2019 , amounted to CLP 24,781,674 thousand and CLP 32,166,823 thousand, respectively.

Part of the assets held under warranty by Rio de Janeiro Refrescos Ltda. as of December 31, 2014, are in the process of being released and others have already been released in exchange for guarantee insurance and bond letters for BRL 1,227,302,469, with different Financial Institutions and Insurance Companies in Brazil, these entities receive an annual commission fee of 0.92%. and become responsible of fulfilling obligations with the Brazilian tax authorities should any trial result against Rio de Janeiro Refrescos Ltda. Additionally, if the warranty and bail letters are executed, Rio de Janeiro Refrescos Ltda. promises to reimburse to the financial institutions and Insurance Companies any amounts disbursed by them to the Brazilian government.

Main contingencies faced by Rio de Janeiro Refrescos are as follows:

a)	Tax contingencies resulting from credits on tax on industrialized products (IPI).

Rio de Janeiro Refrescos is a party to a series of proceedings under way, in which the Brazilian federal tax authorities demand payment of value-added tax on industrialized products (Imposto sobre Produtos Industrializados, or IPI) allegedly owed by ex-Companhia de Bebidas Ipiranga. The initial amount demanded reached BRL 1,330,473,161 (historical amount without adjustments), corresponding to different trials related to the same cause. In June 2014, one of these trials for BRL 598,745,218, was settled in favor of the Company, however, there are new lawsuits arising after the purchase of ex-Companhia de Bebidas Ipiranga (October 2013) that amount to BRL 377,661,670.

The Company does not share the position of the Brazilian tax authority in these procedures and considers that Companhia de Bebidas Ipiranga was entitled to claim IPI tax credits in connection with purchases of certain exempt raw materials from suppliers located in the Manaus free trade zone.

Based on the opinion of its advisers, and legal outcomes to date, Management estimates that these procedures do not represent probable losses and has not recorded a provision on these matters.

Notwithstanding the above, the IFRS related to business combination in terms of distribution of the purchase price establish that contingencies must be measured one by one according to their probability of occurrence and discounted at fair value from the date on which it is deemed the loss can be generated. According to this criterion, from a total of identified contingencies amounting BRL 700,406,882 (including readjustments of current lawsuits), the Company recorded a provision for the beginning of business combination accounting in the amount BRL 215,164,820 equivalent to CLP 30,064,980 thousand.

b)	Tax contingencies on ICMS and IPI causes.

They refer mainly to tax settlements issued by advance appropriation of ICMS credits on fixed assets, payment of the replacement of ICMS tax to the operations, untimely IPI credits calculated on bonuses, among other claims.

The Company does not consider that these judgments will result in significant losses, given that their loss, according to its legal counsel, is considered unlikely. However, the accounting standards of financial information related to business combination in terms of distribution of the purchase price, establish contingencies must be valued one by one according to their probability of occurrence and discounted to fair value from the date on which it is deemed that the loss can be generated. Based on this criterion, a starting provision has been made in the accounting of the business combination for BRL 79,991,013 equivalent to CLP 11,177,144 thousand.

3)    Embotelladora Andina S.A. and its Chilean subsidiaries face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 893,274 thousand. Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

4)	Paraguay Refrescos S.A. faces tax, trade, labor and other lawsuits. Accounting provisions have been made for the contingency of any loss because of these lawsuits amounting to CLP 3,389 thousand. Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

23.2            Direct guarantees and restricted assets:

Guarantees and restricted assets are detailed as follows:

Guarantees that commit assets included in the financial statements:

			Committed assets		Accounting value
Guaranty creditor	Debtor name	Relationship	Guaranty	Type	09.30.2020	12.31.2019
					CLP (000’s)	CLP (000’s)
Transportes San Martin	Embotelladora Andina S.A.	Parent Company	Cash	Trade accounts and other account receivable	2,870	2,805
Cooperativa Agricola Pisquera Elqui Limitada	Embotelladora Andina S.A.	Parent Company	Cash	Other non-current financial assets	1,216,865	1,216,865
Inmob. e invers. supetar Ltda.	Transportes Polar	Subsidiary	Cash	Other non-current non-financial assets	4,579	4,579
María Lobos Jamet	Transportes Polar	Subsidiary	Cash	Other non-current non-financial assets	2,566	2,565
Bodega San Francisco	Transportes Polar	Subsidiary	Cash	Other non-current non-financial assets	6,484	6,483
Workers Claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current non-financial assets	5,462,231	6,600,863
Civil and tax claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current non-financial assets	9,266,672	12,186,432
Governmental institutions	Rio de Janeiro Refrescos Ltda.	Subsidiary	Plant and Equipment	Property, plant & equipment	10,052,002	13,379,610
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	207	250
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	310	375
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	222	268
Labarda	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	4	5
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	-	36,313
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	22,839	27,598
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	924	1,116
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	142,835	172,602
Others	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	44	53
Granada Maximiliano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	1,862	2,250
Cicsa	Embotelladora del Atlántico S.A.	Subsidiary	Cash deposit	Other current non-financial assets	2,589	3,128
Several lessors	Embotelladora del Atlántico S.A.	Subsidiary	Cash deposit	Other current non-financial assets	14,957	15,289
Aduana de EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Cash deposit	Other current non-financial assets	350	422
Municipalidad de Junin	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	298	360
Almada Jorge	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	2,527	3,054
Mirgoni Marano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	63	76
Farias Matias Luis	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	1,159	1,401
Temas Industriales SA - Embargo General de Fondos	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	-	156,759
DBC SA C CERVECERIA ARGENTINA SA ISEMBECK	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	23,278	28,129
Coto Cicsa	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	4,138	5,001
Cencosud	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	2,586	3,125
Kreitzer Jose Luis, Beade Alexis Y Bechetti Cesa	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	-	-
Temas Industriales S.A.	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	129,725
Marcus A.Peña	Paraguay Refrescos	Subsidiary	Property	Property, plant & equipment	4,492	3,955
Mauricio J Cordero C	Paraguay Refrescos	Subsidiary	Property	Property, plant & equipment	891	917
José Ruoti Maltese	Paraguay Refrescos	Subsidiary	Property	Property, plant & equipment	717	738
Alejandro Galeano	Paraguay Refrescos	Subsidiary	Property	Property, plant & equipment	1,239	1,275
Ana Maria Mazó	Paraguay Refrescos	Subsidiary	Property	Property, plant & equipment	1,179	1,213

Guarantees provided without obligation of assets included in the financial statements:

			Committed assets		Amounts involved
Guaranty Creditor	Debtor name	Relationship	Guaranty	Type	09.30.2020	12.31.2019
					CLP (000’s)	CLP (000’s)
Labor procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	1,906,453	106,819,809
Administrative procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	9,020,943	10,566,188
Federal Government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	110,567,734	31,804,574
State Government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	45,878,971	59,025,436
Sorocaba Refrescos	Rio de Janeiro Refrescos Ltda.	Associate	Loan	Guarantor	2,794,511	3,715,186
Others	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	1,316,920	2,232,793
Aduana de EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Surety insurance	Faithful compliance of contract	3,492	673,854
Aduana de EZEIZA	Andina Empaques Argentina S.A.	Subsidiary	Surety insurance	Faithful compliance of contract	160,722	506,623

24 – FINANCIAL RISK MANAGEMENT

The Company’s businesses are exposed to a variety of financial and market risks (including foreign exchange risk, interest rate risk and price risk). The Company’s global risk management program focuses on the uncertainty of financial markets and seeks to minimize potential adverse effects on the performance of the Company. The Company uses derivatives to hedge certain risks. A description of the primary policies established by the Company to manage financial risks are provided below:

Interest Rate Risk

As of September 30, 2020, the Company maintains all its debt liabilities at a fixed rate as to avoid fluctuations in financial expenses resulting from tax rate increases.

The Company’s greatest indebtedness corresponds to six contracts for own issued Chilean local bonds at a fixed rate for UF 15.97 million denominated in UF (“UF”), debt indexed to inflation in Chile (Company sales are correlated with the UF variation), of which five of these Local Bonds have been redenominated through Cross Currency Swaps to Chilean Pesos (CLP).

On the other hand, there is also the Company’s indebtedness on the international market through two 144A/RegS Bonds at a fixed rate, one for USD 365 million, denominated in dollars, and practically 100% of which has been re-denominated to BRL through Cross Currency Swaps, and another one for USD 300 million denominated in USD, and practically 100% of which has been re-denominated to Unidades de Fomento (UF) through Cross Currency Swaps.

Credit risk

The credit risk to which the Company is exposed comes mainly from trade accounts receivable maintained with retailers, wholesalers and supermarket chains in domestic markets; and the financial investments held with banks and financial institutions, such as time deposits, mutual funds and derivative financial instruments.

a.	Trade accounts receivable and other current accounts receivable

Credit risk related to trade accounts receivable is managed and monitored by the area of Finance and Administration of each business unit. The Company has a wide base of more than 266 thousand clients implying a high level of atomization of accounts receivable, which are subject to policies, procedures and controls established by the Company. In accordance with such policies, credits must be based objectively, non-discretionary and uniformly granted to all clients of a same segment and channel, provided these will allow generating economic benefits to the Company. The credit limit is checked periodically considering payment behavior. Trade accounts receivable pending of payment are monitored on a monthly basis.

i.	Sale Interruption:

In accordance with Corporate Credit Policy, the interruption of sale must be within the following framework: when a customer has outstanding debts for an amount greater than USD 250,000, and over 60 days expired, sale is suspended. The General Manager in conjunction with the Finance and Administration Manager authorize exceptions to this rule, and if the outstanding debt should exceed USD 1,000,000, and in order to continue operating with that client, the authorization of the Chief Financial Officer is required. Notwithstanding the foregoing, each operation can define an amount lower than USD 250,000 according to the country’s reality.

ii.	Impairment

The impairment recognition policy establishes the following criteria for provisions: 30% is provisioned for 31 to 60 days overdue, 60% between 60 and 91 days, 90% between 91 and 120 days overdue and 100% for more than 120 days. Exemption of the calculation of global impairment is given to credits whose delays in the payment correspond to accounts disputed with the customer whose nature is known and where all necessary documentation for collection is available, therefore, there is no uncertainty on recovering them. However, these accounts also have an impairment provision as follows: 40% for 91 to 120 days overdue, 80% between 120 and 170, and 100% for more than 170 days.

iii.	Prepayment to suppliers

The Policy establishes that USD 25,000 prepayments can only be granted to suppliers if its value is properly and fully provisioned. The Treasurer of each subsidiary must approve supplier warranties that the Company receives for prepayments before signing the respective service contract. In the case of domestic suppliers, a warranty ballot (or the instrument existing in the country) shall be required, in favor of Andina executable in the respective country, non-endorsable, payable on demand or upon presentation and its validity will depend on the term of the contract. In the case of foreign suppliers, a stand-by credit letter will be required which shall be issued by a first line bank; in the event that this document is not issued in the country where the transaction is done, a direct bank warranty will be required. Subsidiaries can define the best way of safeguarding the Company’s assets for prepayments under USD 25,000.

iv.	Guarantees

In the case of Chile, we have insurance with Compañía de Seguros de Crédito Continental S.A. (AA rating –according to Fitch Chile and Humphreys rating agencies) covering the credit risk regarding trade debtors in Chile.

The rest of the operations do not have credit insurance, instead mortgage guarantees are required for volume operations of wholesalers and distributors in the case of trade accounts receivables. In the case of other debtors, different types of guarantees are required according to the nature of the credit granted.

Historically, uncollectible trade accounts have been lower than 0.5% of the Company’s total sales.

b.	Financial investments

The Company has a Policy that is applicable to all the companies of the group in order to cover credit risks for financial investments, restricting both the types of instruments as well as the institutions and degree of concentration. The companies of the group can invest in:

i.	Time deposits: only in banks or financial institutions that have a risk rating equal or higher than Level 1 (Fitch) or equivalent for deposits of less than 1 year and rated A or higher (S&P) or equivalent for deposits of more than 1 year.

ii.	Mutual funds: investments with immediate liquidity and no risk of capital (funds composed of investments at a fixed-term, current account, fixed rate Tit BCRA, negotiable obligations, Over Night, etc.) in all those counter-parties that have a rating greater than or equal to AA-(S&P) or equivalent, Type 1 Pacts and Mutual Funds, with a rating greater than or equal to AA+ (S&P) or equivalent.

iii.	Other investment alternatives must be evaluated and authorized by the office of the Chief Financial Officer.

Exchange Rate Risk

The company is exposed to three types of risk caused by exchange rate volatility:

a)	Exposure of foreign investment

This risk originates from the translation of net investment from the functional currency of each country (Brazilian Real, Paraguayan Guaraní, and Argentine Peso) to the Parent Company’s reporting currency (Chilean Peso). Appreciation or devaluation of the Chilean Peso with respect to the functional currencies of each country, originates decreases and increases in equity, respectively. The Company does not hedge this risk.

a.1 Investment in Argentina

As of September 30, 2020, the Company maintains a net investment of CLP 152,583,616 thousand. in Argentina, composed by the recognition of assets amounting to CLP 219,532,364 thousand and liabilities amounting to CLP 66,948,748. These investments accounted for 19.9% of the Company’s consolidated sales revenues

As of September 30, 2020, the Argentine peso devalued by 17.2% with respect to the Chilean peso.

If the exchange rate of the Argentine Peso devalued an additional 5% with respect to the Chilean Peso, the Company would have lower income from the operation in Argentina of CLP 96,863 thousand and a decrease in equity of CLP 6,305,050 thousand.

a.2 Investment in Brazil

As of September 30, 2020, the Company maintains a net investment of CLP 227,495,253 thousand in Brazil, composed by the recognition of assets amounting to CLP 789,418,277 thousand and liabilities amounting to CLP 561,923,024 thousand. These investments accounted for 35.0% of the Company's consolidated sales revenues.

As of September 30, 2020, the Brazilian Real devalued by 24.8% with respect to the Chilean peso.

If the exchange rate of the Brazilian Real devalued an additional 5% with respect to the Chilean Peso, the Company would have lower income from the operation in Brazil of CLP 1,601,623 thousand and a decrease in equity of CLP 11,741,008 thousand.

a.3 Investment in Paraguay

As of September 30, 2020, the Company maintains a net investment of CLP 240,753,333 thousand in Paraguay, composed by the recognition of assets amounting to CLP 286,408,825 thousand and liabilities amounting to CLP 45,655,492 thousand. These investments accounted for 9.3% of the Company's consolidated sales revenues.

As of September 30, 2020, the Paraguayan Guarani devalued by 2.8% with respect to the Chilean peso.

If the exchange rate of the Paraguayan Guaraní devalued by 5% with respect to the Chilean Peso, the Company would have lower income from the operations in Paraguay of CLP 1,123,214 thousand and a decrease in equity of CLP 11,449,346.

b)	Net exposure of assets and liabilities in foreign currency

This risk stems mostly from carrying liabilities in US dollar, so the volatility of the US dollar with respect to the functional currency of each country generates a variation in the valuation of these obligations, with consequent effect on results.

In order to protect the Company from the effects on income resulting from the volatility of the Brazilian Real and the Chilean Peso against the U.S. dollar, the Company maintains derivative contracts (cross currency swaps) to cover almost 100% of US dollar-denominated financial liabilities.

By designating such contracts as hedging derivatives, the effects on income for variations in the Chilean Peso and the Brazilian Real against the US dollar, are mitigated annulling its exposure to exchange rates.

c)	Exposure of assets purchased or indexed to foreign currency

This risk originates from purchases of raw materials and investments in Property, plant and equipment, whose values are expressed in a currency other than the functional currency of the subsidiary. Changes in the value of costs or investments can be generated through time, depending on the volatility of the exchange rate.

In order to minimize this risk, the Company maintains a currency hedging policy stipulating that it is necessary to enter into foreign currency derivatives contracts to lessen the effect of the exchange rate over cash expenditures expressed in US dollars, corresponding mainly to payment to suppliers of raw materials in each of the operations. This policy stipulates a 12-month forward horizon.

Commodities risk

The Company is subject to a risk of price fluctuations in the international markets mainly for sugar, PET resin and aluminum, which are inputs used to produce beverages and containers, which together, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. To minimize this risk or stabilize often supply contracts and anticipated purchases are made when market conditions warrant.

Liquidity risk

The products we sell are mainly paid for in cash and short-term credit; therefore, the Company´s main source of financing comes from the cash flow of our operations. This cash flow has historically been sufficient to cover the investments necessary for the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting. Should additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets (ii) borrowings from commercial banks, both internationally and in the local markets where the Company operates; and (iii) public equity offerings

The following table presents an analysis of the Company’s committed maturities for liability payments throughout the coming years, with interest calculated for each period:

	Maturity
Item	1 year	More than 1 up to 2	More than 2 up to 3	More than 3 up to 4	More than 5
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Bank debt	1,399,530	1,871,836	-	1,871,836	-
Bonds payable	11,099,041	11,582,645	12,081,056	300,286,621	651,479,381
Lease obligations	4,088,838	4,221,445	3,721,848	2,488,048	8,015,699
Contractual obligations	27,734,979	21,129,528	12,181,365	7,805,140	3,368,136
Total	44,322,388	38,805,454	27,984,269	312,451,645	662,863,216

COVID-19-Related Risk

As a result of the impact that COVID-19 is having in different countries around the world, including its more recent outbreak in the countries where we operate, Coca-Cola Andina has taken measures necessary to protect its employees and to ensure the continuity of the Company’s operations.

Among the measures it has adopted to protect its employees are the following:

•	campaign to educate our employees on actions to be taken to avoid the spread of COVID-19;

•	sending home any employee that has been exposed to the virus;

•	implementation of additional cleaning protocols for our facilities;

•	modifying certain work practices and activities, keeping customer service:

-	home office has been implemented for those employees whose work can be performed remotely

-	domestic and international traveling has been canceled

•	providing personal protection items to all our employees who need to keep working at plants and distribution centers, as well as to truck drivers and assistants, including face masks and sanitizers.

Since mid-March, governments of the countries where the Company operates, have adopted several measures to reduce infection rates of COVID-19. Among these measures are, the closing of schools, universities, shopping centers, restaurants and bars, prohibiting social gathering events, issuing stay-at-home orders and establishing quarantine requirements, imposing additional sanitary requirements on exports and imports, and limiting international travel and closing borders. Governments in the countries where we operate have also announced economic stimulus programs for families and businesses, including in Argentina a temporary restriction on workforce reductions. To date, none of our plants has had to suspend their operations.

As a result of the COVID-19 pandemic and the restrictions imposed by the authorities in the four countries where we operate, we have seen great volatility in our sales across channels. During this third quarter, at the consolidated level, we have observed a marked drop in our sales volumes on the on-premise channel (although to a lesser extent than the previous quarter), consisting mainly of restaurants and bars, which in part have had to be temporarily closed or operate with capacity restrictions. We have also seen a decrease in volume in the supermarket channel, and an increase in the volumes of the traditional (Mom & Pops) and wholesale channels. Because the pandemic and the measures governments take are changing very rapidly, we believe it is too early to draw conclusions about changes in the long-term consumption pattern, and how these may affect our operating and financial results in the future.

Due to uncertainties regarding the COVID-19 pandemic and the above-mentioned government restrictions, including how long these conditions may persist, and the effects they will have on our sales volumes and our business in general, we cannot accurately predict the ultimate financial impact from these new trends. In any event, we estimate that we will not face liquidity constraints, or difficulties in complying with covenants under our debt instruments. We do not anticipate any significant provisions or impairments at this time. Finally, we have reduced the Company’s investment plan for this year from USD 165 million to USD 90-100 million.

25 – EXPENSES BY NATURE

Other expenses by nature are:

	01.01.2020	01.01.2019	07.01.2020	07.01.2019
Description	09.30.2020	09.30.2019	09.30.2020	09.30.2019
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Direct production costs	596,826,418	611,965,230	197,455,496	205,468,884
Employee expenses	182,681,786	191,960,774	68,134,169	66,464,130
Transportation and distribution	95,361,012	93,566,399	30,253,394	32,377,500
Advertising	15,592,897	21,176,057	3,737,589	9,240,983
Depreciation and amortization	80,919,962	80,137,396	27,299,880	27,571,363
Repairs and maintenance	22,094,100	21,547,723	10,319,189	8,375,410
Other expenses	62,535,366	63,436,506	6,875,667	17,982,465
Total (1)	1,056,011,541	1,083,790,085	344,075,385	367,480,735

(1) Corresponds to the addition of cost of sales, administration expenses and distribution cost.

26 – OTHER INCOME

Other income by function is detailed as follows:

	01.01.2019	01.01.2019	07.01.2020	07.01.2019
Description	09.30.2019	09.30.2019	09.30.2020	09.30.2019
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Gain on disposal of Property, plant and equipment	10,559	177,737	6,665	88,468
Others	8,344,304	245,745	6,420,133	77,052
Total	8,354,863	423,482	6,426,798	165,520

27 – OTHER EXPENSES BY FUNCTION

Other expenses by function are detailed as follows:

	01.01.2020	01.01.2019	07.01.2020	07.01.2019
Description	09.30.2020	09.30.2019	09.30.2020	09.30.2019
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Contingencies and non-operating fees	8,185,542	5,070,440	1,638,518	1,525,877
Reversal IPI Manaus processes	-	(3,770,309)	-	-
Tax on bank debits	2,604,573	2,835,673	824,039	890,765
Donations	1,550,000	-	-	-
Write-offs, disposal and loss of Property, plant and equipment	(7,339)	47,311	165,848	84,964
Others	484,722	409,135	171,822	402,723
Total	12,817,498	4,592,250	2,800,227	2,904,329

28 – FINANCIAL INCOME AND EXPENSES

Financial income and expenses are detailed as follows:

a)	Financial income

	01.01.2020	01.01.2019	07.01.2020	07.01.2019
Description	09.30.2020	09.30.2019	09.30.2020	09.30.2019
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Interest income	3,945,043	2,348,921	1,144,599	838,614
Restatement Ipiranga acquisition guaranty	6,877	27,052	1,584	10,251
Other financial income	6,324,446	2,175,668	515,371	857,147
Total	10,276,366	4,551,641	1,661,554	1,706,012

b)	Financial costs

	01.01.2020	01.01.2019	07.01.2020	07.01.2019
Description	09.30.2020	09.30.2019	09.30.2020	09.30.2019
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Bond interest	31,578,070	28,403,023	12,244,394	9,435,123
Bank loan interest	629,243	1,233,226	279,582	377,514
Other financial costs	5,330,882	4,082,322	1,527,560	1,599,395
Total	37,538,195	33,718,571	14,051,536	11,412,032

29 – OTHER (LOSSES) GAINS

Other (losses) gains are detailed as follows:

	01.01.2020	01.01.2019	07.01.2020	07.01.2019
Description	09.30.2020	09.30.2019	09.30.2020	09.30.2019
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Other (losses) gains	1,019	29	-	29
Total	1,019	29	-	29

30. LOCAL AND FOREIGN CURRENCY

Local and foreign currency balances are the following:

CURRENT ASSETS	09.30.2020	12.31.2019
	CLP (000’s)	CLP (000’s)
Cash and cash equivalents	288,598,849	157,567,986
USD	36,750,584	16,732,278
EUR	531,023	9,723
CLP	196,503,395	78,421,936
BRL	32,438,880	46,189,977
ARS	1,389,522	3,830,199
PGY	20,985,445	12,383,873

Other current financial assets	92,004,546	347,278
CLP	91,319,558	275,407
BRL	414,656	13,498
ARS	165,228	16,575
PGY	105,104	41,798

Other current non-financial assets	18,644,025	16,188,965
USD	1,651,596	893,571
EUR	622,285	615,636
UF	469,863	410,203
CLP	6,615,892	5,642,901
BRL	1,574,847	1,738,793
ARS	4,535,986	3,918,728
PGY	3,173,556	2,969,133

Trade accounts and other accounts receivable	143,093,403	191,077,588
USD	828,362	1,431,079
EUR	-	-
UF	786,457	453,469
CLP	69,161,147	83,328,449
BRL	58,263,979	79,586,461
ARS	10,035,288	19,088,164
PGY	4,018,170	7,189,966

Accounts receivable related entities	12,177,773	10,835,768
USD	29,953	45,644
CLP	7,339,417	9,157,922
BRL	21,444	-
ARS	4,786,959	1,632,202

Inventory	130,014,598	147,641,224
USD	2,111,766	6,027,076
CLP	47,537,355	48,320,784
BRL	28,042,282	43,820,564
ARS	40,185,837	34,262,914
PGY	12,137,358	15,209,886

Current tax assets	4,522,330	9,815,294
CLP	3,758,486	9,815,294
BRL	-	-
ARS	763,844	-

Total current assets	689,055,524	533,474,103
USD	41,372,261	25,129,648
EUR	1,153,308	625,359
UF	1,256,320	863,672
CLP	422,235,250	234,962,693
BRL	120,756,088	171,349,293
ARS	61,862,664	62,748,782
PGY	40,419,633	37,794,656

NON-CURRENT ASSETS	09.30.2020	12.31.2019
	CLP (000’s)	CLP (000’s)
Other non-current financial assets	183,631,162	110,784,311
UF	1,430,350	1,216,865
BRL	171,428,691	98,918,457
ARS	10,772,121	10,648,989

Other non-current non-financial assets	80,074,539	125,636,150
USD	14,552	-
UF	328,831	318,533
CLP	47,531	47,531
BRL	77,578,378	122,922,979
ARS	2,051,848	2,223,600
PGY	53,399	123,507

Accounts receivable, non-current	84,470	523,769
UF	32,398	465,371
BRL	-	-
ARS	1,586	636
PGY	50,486	57,762

Accounts receivable related entities, non-current	140,368	283,118
CLP	140,368	283,118

Investments accounted for using the equity method	88,501,937	99,866,733
CLP	49,756,624	49,703,673
BRL	38,745,313	50,163,060
ARS

Intangible assets other than goodwill	622,918,082	675,075,375
USD	3,959,421	3,959,421
CLP	306,748,938	307,324,953
BRL	142,288,508	189,240,893
ARS	2,937,066	2,708,445
PGY	166,984,149	171,841,663

Goodwill	102,966,590	121,221,661
CLP	9,523,767	9,523,767
BRL	56,153,197	74,653,328
ARS	30,201,325	29,750,238
PGY	7,088,301	7,294,328

Property, plant & equipment	630,949,058	722,718,863
EUR	1,115,462
CLP	268,812,125	282,861,852
BRL	182,489,546	251,080,517
ARS	114,224,897	119,784,304
PGY	64,307,028	68,992,190

Deferred tax assets	1,577,731	1,364,340
CLP	1,577,731	1,364,340

Total non-current assets	1,710,843,937	1,857,474,320
USD	3,973,973	3,959,421
EUR	1,115,462	-
UF	1,791,579	2,000,769
CLP	636,607,084	651,109,234
BRL	668,683,633	786,979,234
ARS	160,188,843	165,116,212
PGY	238,483,363	248,309,450

	30.09.2020			31.12.2019
CURRENT LIABILITIES	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Other financial liabilities, current	9,962,510	19,541,713	29,504,223	9,719,894	30,873,984	40,593,878
USD	58,212	1,278,126	1,336,338	55,388	3,147,441	3,202,829
UF	8,622,869	924,978	9,547,847	7,535,228	11,836,936	19,372,164
CLP	847,918	13,513,659	14,361,577	842,221	11,700,946	12,543,167
BRL	317,902	1,308,617	1,626,519	1,153,072	2,119,141	3,272,213
ARS	53,628	1,044,889	1,098,517	75,060	704,921	779,981
PGY	61,981	1,471,444	1,533,425	58,925	1,364,599	1,423,524

Trade accounts and other accounts payable, current	162,498,526	8,858,475	171,357,001	228,259,216	15,441,337	243,700,553
USD	11,545,140	-	11,545,140	10,049,567	-	10,049,567
EUR	2,563,494	-	2,563,494	2,024,156	-	2,024,156
UF	2,074,104	-	2,074,104	2,044,871	-	2,044,871
CLP	54,800,939	8,858,475	63,659,414	84,602,547	15,441,337	100,043,884
BRL	51,434,389	-	51,434,389	75,051,089	-	75,051,089
ARS	30,103,633	-	30,103,633	40,826,489		40,826,489
PGY	8,657,621	-	8,657,621	13,660,497	-	13,660,497
Other currencies	1,319,206	-	1,319,206	-	-	-

Accounts payable related entities, current	41,934,517	-	41,934,517	53,637,601	-	53,637,601
CLP	22,524,726	-	22,524,726	28,471,399	-	28,471,399
BRL	15,981,712	-	15,981,712	19,279,132	-	19,279,132
ARS	3,428,079	-	3,428,079	5,887,070	-	5,887,070

Other current provisions	426,026	470,638	896,664	1,637,799	431,185	2,068,984
CLP	426,026	467,249	893,275	1,637,799	427,697	2,065,496
PGY	-	3,389	3,389	-	3,488	3,488

Tax liabilities, current	2,506,843	549,686	3,056,529	3,097,223	3,665,044	6,762,267
CLP	561,909	1,111	409,721	896,975	-	896,975
BRL	1,936,003	-	1,936,003	2,107,381	-	2,107,381
ARS	8,931	-	8,931	92,867	3,446,054	3,538,921
PGY	-	548,575	548,575	-	218,990	218,990

Employee benefits current provisions	11,488,689	13,235,930	24,724,619	26,513,813	11,879,041	38,392,854
CLP	804,033	4,306,952	5,110,985	1,241,603	5,509,351	6,750,954
BRL	9,461,148	-	9,461,148	20,681,694	-	20,681,694
ARS	1,223,508	6,839,602	8,063,110	4,590,516	5,260,142	9,850,658
PGY	-	2,089,376	2,089,376	-	1,109,548	1,109,548

Other current non-financial liabilities	777,068	3,936,740	4,713,808	328,441	26,173,774	26,502,215
CLP	753,301	3,678,241	4,431,542	327,847	26,064,658	26,392,505
ARS	23,767	6,843	30,610	594	5,286	5,880
PGY	-	251,656	251,656	-	103,830	103,830

Total current liabilities	229,594,179	46,593,182	276,187,361	323,193,987	88,464,365	411,658,352
USD	11,603,352	1,278,126	12,881,478	10,104,955	3,147,441	13,252,396
EUR	2,563,494	-	2,563,494	2,024,156	-	2,024,156
UF	10,696,973	924,978	11,621,951	9,580,099	11,836,936	21,417,035
CLP	80,718,852	30,825,687	111,544,539	118,020,391	59,143,989	177,164,380
BRL	79,131,154	1,308,617	80,439,771	118,272,368	2,119,141	120,391,509
ARS	34,841,546	7,891,334	42,732,880	51,472,596	9,416,403	60,888,999
PGY	8,719,602	4,364,440	13,084,042	13,719,422	2,800,455	16,519,877
	1,319,206	-	1,319,206	-	-	-

	09.30.2020				12.31.2019
NON-CURRENT LIABILITIES	More than 1 year up to 3	More than 3 and up to 5	More than 5 years	Total	More than 1 year up to 3	More than 3 and up to 5	More than 5 years	Total
	M$	M$	M$	M$	M$	M$	M$	M$
Other financial liabilities, non-current	34,402,798	304,190,308	733,693,816	1,072,286,922	34,794,568	299,661,490	408,870,999	743,327,057
USD	325,802	287,953,920	229,766,632	518,046,354	509,366	271,700,335	-	272,209,701
UF	24,407,750	12,611,871	414,029,252	451,048,873	22,584,954	24,627,105	400,393,581	447,605,640
CLP	6,950,774	999,874	84,506,290	92,456,938	7,926,056	-	-	7,926,056
BRL	2,378,735	2,624,643	5,391,642	10,395,020	3,319,514	3,334,050	8,477,418	15,130,982
ARS	93,421	-	-	93,421	55,222	-	-	55,222
PGY	246,316	-	-	246,316	399,456	-	-	399,456

Accounts payable, non-current	297,487	-	-	297,487	619,587	-	-	619,587
CLP	296,200	-	-	296,200	618,509	-	-	618,509
ARS	1,287	-	-	1,287	1,078	-	-	1,078

Accounts payable related entities	11,020,200	-	-	11,020,200	19,777,812	-	-	19,777,812
BRL	11,020,200	-	-	11,020,200	19,777,812	-	-	19,777,812

Other provisions, non-current	891,536	50,946,571	-	51,838,107	968,404	66,070,162	-	67,038,566
BRL	-	50,946,571	-	50,946,571	-	66,070,162	-	66,070,162
ARS	891,536	-	-	891,536	968,404	-	-	968,404

Deferred tax liabilities	12,957,079	38,724,444	87,896,980	139,578,503	12,834,788	49,848,536	106,766,423	169,449,747
UF	-	-	-	-	-	-	1,298,050	1,298,050
CLP	1,598,904	458,190	72,951,346	75,008,440	1,449,404	181,418	90,271,026	91,901,848
BRL	-	38,266,254	-	38,266,254	-	49,667,118	-	49,667,118
ARS	11,358,175	-	-	11,358,175	11,385,384	-	-	11,385,384
PGY	-	-	14,945,634	14,945,634	-	-	15,197,347	15,197,347

Employee benefits non-current provisions	985,582	147,186	9,804,592	10,937,360	1,114,051	148,954	8,910,349	10,173,354
CLP	363,661	147,186	9,804,592	10,315,439	461,587	148,954	8,910,349	9,520,890
ARS	56,947	-	-	56,947	88,090	-	-	88,090
PGY	564,974	-	-	564,974	564,374	-	-	564,374

Total non-current liabilities	60,554,682	394,008,509	831,395,388	1,285,958,579	70,109,210	415,729,142	524,547,771	1,010,386,123
USD	325,802	287,953,920	229,766,632	518,046,354	509,366	271,700,335	-	272,209,701
UF	24,407,750	12,611,871	414,029,252	451,048,873	22,584,954	24,627,105	401,691,631	448,903,690
CLP	9,209,539	1,605,250	167,262,228	178,077,017	10,455,556	330,372	99,181,375	109,967,303
BRL	13,398,935	91,837,468	5,391,642	110,628,045	23,097,326	119,071,330	8,477,418	150,646,074
ARS	12,401,366	-	-	12,401,366	12,498,178	-	-	12,498,178
PGY	811,290	-	14,945,634	15,756,924	963,830	-	15,197,347	16,161,177

31 – THE ENVIRONMENT

The Company has made disbursements for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analysis, consulting on environmental impacts and others.

These disbursements by country are detailed as follows:

	2020 period		Future commitments
Country	Recorded as expenses	Capitalized to Property, plant and equipment	To be recorded as expenses	To be capitalized to Property, plant and equipment
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Chile	978,262	-	-	-
Argentina	222,194	-	93,293	-
Brazil	797,941	14,254	212,168	69,863
Paraguay	100,689	7,927	-	-
Total	2,099,086	22,181	305,481	69,863

32 – SUBSEQUENT EVENTS

A Company Series-B Bond Holders’ Meeting was held October 27, which approved modifying the Indebtedness Ratio covenant for Series B Bonds (subseries B-1 and B-2), from "Consolidated Financial Liabilities shall not exceed 1.2 times Consolidated Equity", to "Consolidated Net Financial Liabilities shall not exceed 1.20 times Consolidated Equity".

An interim dividend distribution was agreed on October 27 with payment date on November 24, 2020. Dividend amount is the following:

a)	CLP 26.0 for each Series A share; and

b)	CLP 28.60 for each Series B share.

No other events have occurred after September 30, 2020 that may significantly affect the Company's consolidated financial situation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, November 12, 2020